As filed with the Securities and Exchange Commission on
                  November 3, 2000 Registration No. __________

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              ---------------------

                         FORM S-1 REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                             ----------------------

                          PRO TECH COMMUNICATIONS, INC.
                          -----------------------------
               (Exact name of Registrant as specified in Charter)

                Florida                               59-3281593
      ----------------------------              ---------------------
      (State or Other Jurisdiction              (I.R.S. Employer
      Of Incorporation or                       Identification No.)
      Organization)

             3311 Industrial 25th Street, Fort Pierce, Florida 34946
                                 (561) 464-5100
       (Address, Including Zip Code, and Telephone Number, Including Area
               Code, of Registrant's Principal Executive Offices)

                                RICHARD HENNESSEY
                                    PRESIDENT
            3311 Industrial 25th Street, Fort Pierce , Florida 34946
                                 (561) 464-5100
     (Name and Address, Including Zip Code, and Telephone Number, Including
                        Area Code, of Agent for Service)

                  Copies of all communications and notices to:
                            WILLIAM P. O'NEILL, ESQ.
                              CROWELL & MORING LLP
                            1001 PENNSYLVANIA AVE, NW
                              WASHINGTON, DC 20004
                                 (202) 624-2500

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
   From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ] CALCULATION OF REGISTRATION FEE


                                         PROPOSED MAXIMUM     PROPOSED MAXIMUM
TITLE OF SHARES TO BE    AMOUNT TO BE     AGGREGATE PRICE    AGGREGATE OFFERING       AMOUNT OF
     REGISTERED          REGISTERED(1)      PER UNIT              PRICE            REGISTRATION FEE
     ----------        -----------------    --------              -----            ----------------
    COMMON STOCK       32,967,438 SHARES     $0.7500 (2)     $24,725,579 (2)        $6,527.55 (2)


(1)In accordance with Rule 416 promulgated under the Securities Act of 1933, this registration statement also covers such indeterminate number of additional shares of common stock as may become issuable upon conversion of Pro Tech Communications, Inc.'s ("Pro Tech" or the "Company") Series A Convertible Preferred Stock to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, based on the average of the high and low prices for the common stock on the NASD OTC Bulletin Board on November 1, 2000. The fees noted above were paid by the registrant on November 2, 2000 in connection with the filing of this registration statement.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                   PROSPECTUS

                          PRO TECH COMMUNICATIONS, INC.

                  32,967,438 shares of Common Stock for resale
                             by Selling Stockholders

PRO TECH COMMUNICATIONS, INC.              We design, develop, manufacture and
3311 Industrial 25th Street                market lightweight telecommunications
Fort Pierce, Florida 34946                 headsets for a variety of commercial
                                           applications.

Certain shareholders of Pro Tech Communications, Inc. (the "Selling Stockholders") are offering 32,967,438 shares of the Company's common stock for sale at prevailing market prices. The Company's common stock currently trades under the symbol "PCTU" on the NASD OTC Bulletin Board. The Company will not receive any proceeds from the resale of its common stock, which consist of:

o 4,312,500 shares of common stock that the Company may issue upon the conversion of issued and outstanding shares of the Company's Series A Convertible Preferred Stock in accordance with the Company's Articles of Amendment to its Articles of Incorporation;

o 172,500 shares of common stock that the Company may issue to pay the accretion on the stated value of the issued and outstanding shares of the Company's Series A Convertible Preferred Stock as provided in the Articles of Amendment to the Articles of Incorporation;

o 4,500,000 shares of common stock that the Company may issue upon the exercise of warrants that the Company issued to investors in our Series A Preferred Stock private placement;

o 559,375 shares of common stock issued by the Company to an outside consultant in conjunction with the execution of the Stock Purchase Agreement between the Company and NCT Hearing Products, Inc.; and

o 23,423,063 shares of common stock that the Company issued to NCT Hearing Products, Inc. pursuant to the Stock Purchase Agreement between the Company and NCT Hearing Products, Inc.

                ------------------------------------------------

   This investment involves a High Degree of Risk. You should purchase shares only after carefully considering the risks described in the "RISK FACTORS"
                          section beginning on Page 5.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

   The information in this prospectus is not complete and may be changed. The
    Selling Stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective.
  This prospectus is not an offer to sell these securities and neither we nor the Selling Stockholders are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

                The date of this prospectus is November 3, 2000.

                                TABLE OF CONTENTS

                                                          PAGE


        Prospectus Summary Information                      1
        The Company                                         1
        Recent Developments                                 2
        Risk Factors                                        5
        Use of Proceeds                                    12
        Selling Security Holders                           12
        Plan of Distribution                               13
        Description of Securities to be Registered         14
        Interests of Named Experts and Counsel             14
        Description of Business                            15
        Description of Property                            23
        Legal Proceedings                                  23
        Market Price of and Dividends on Common Equity     24
        Description of Securities                          25
        Selected Financial Data                            26
        Management's Discussion and Analysis               27
        Changes in and Disagreements with Accountant       32
        Directors and Executive Officers                   33
        Executive Compensation                             34
        Security Ownership of Certain Beneficial Owners    38
        Certain Relationships and Related Transactions     39
        Other Expenses of Issuance and Distribution        39
        Indemnification of Directors and Officers          40
        Recent Sales of Unregistered Securities            41
        Exhibits and Financial Statements                  42
        Undertakings                                       46
        Signatures                                         47

            ----------------------------------------------

IN DECIDING TO BUY THE COMPANY'S COMMON STOCK, YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE DOCUMENT.

                         PROSPECTUS SUMMARY INFORMATION

This summary section briefly describes the key aspects of both the Company and the offering covered by this prospectus. This section is a summary only and refers to more specific and comprehensive information found in subsequent sections. Investors should refer to these individual sections for a more detailed explanation of each topic.

Whenever possible, the Company has provided definitions of its technologies within the text. Also note that market data presented in this prospectus are based on management's estimates, in reliance on third-party sources where possible. While management believes these estimates are reasonable, in certain cases such estimates cannot be verified by information from or analysis by independent sources. Accordingly, the Company cannot give assurances that such market data are accurate or complete in any material respect.

THE COMPANY

Pro Tech Communications, Inc. (hereinafter referred to as "Pro Tech" or the "Company") presently designs, develops, manufactures and markets lightweight telecommunications headsets. The Company's headsets employ new concepts in advanced lightweight design and marketing strategies involving the sale of the Company's product directly to the commercial headset market as a replacement for its competitors' products. The Company presently sells its first design for the commercial headset market comprised of fast food companies and other large quantity users of headset systems, and is in the process of completing development of several other headsets for the telephone user market, to include telephone operating companies, government agencies, business offices, and professional telephone centers. The Company's products include:

o     ProCom Headset
o     A-10 Amplifier (telephone)
o     Apex Headset
o     Trinity Headset
o     A-27 Amplifier

The Company's operating revenues are comprised of product sales. Operating revenues for the fiscal year ended October 31, 1999 consisted of approximately $1,091,000 in product sales. For the nine months ended July 31, 2000, the Company's operating revenues were approximately $1,025,000.

Pro Tech Communications, Inc. was incorporated in the State of Florida on October 5, 1994. From August 30, 1991 to October 31, 1994, the Company's
business was conducted by Pro Tech Systems, a limited partnership organized under the laws of the State of California. Keith Larkin, the Chairman of the Board, Chief Executive Officer and Treasurer of the Company, was general partner of Pro Tech Systems and there were 12 limited partners in the limited partnership. From the formation of Pro Tech Systems in August 1991 until June 1993, the limited partnership was involved in engineering and designing lightweight telecommunications headsets as well as preliminary marketing efforts for the product. From June 1993 until October 1994, Pro Tech Systems was engaged in limited manufacturing and marketing activities for its product. On November 1, 1994, all of the assets of Pro Tech Systems were transferred to the Company as consideration for the issuance of 2,000,000 shares of the Company's common stock, par value $.001 per share, which were subsequently distributed on a pro rata basis to each of the partners of the partnership. Effective December 13, 1994, Pro Tech Systems was formally dissolved. On September 12, 2000, the Company completed a transaction whereby it sold 60% of its common stock on a fully diluted basis to NCT Hearing Products, Inc. ("NCT Hearing"), a wholly-owned subsidiary of NCT Group, Inc. ("NCT"), in exchange for exclusive rights to certain NCT technologies for use in lightweight cellular, multimedia and telephony headsets.

STRATEGY

The Company's business strategy is to continually offer lightweight headsets and telephony products that employ cutting edge sound technologies with an emphasis on price/performance. In addition, the Company will continue to concentrate its efforts on the production of that portion of the telephone headset that the user wears. There are two components to a complete telephone headset. The first is the headset component that the user wears, consisting of a speaker and a microphone. The second is the electronic amplifier which is relatively more complex, time consuming and costly to produce as it requires many variations to interface with the wide variety of telephone systems in the market and generates higher labor and material costs. The electronic amplifier also generally offers lower profit margins than the headset component. As a result, the Company presently has out-sourced to Asian manufacturers the production of amplifiers engineered to the Company's specifications.

The Company will also continue to concentrate its efforts on the production and distribution of new headset designs having the capability of connecting to and interfacing with various electronic amplifiers and telephone systems currently in use. The Company has adopted a co-engineering product development strategy through the use of joint engineering agreements with companies with complimentary engineering patents. The Company projects that this strategy will greatly accelerate the product development cycle while offering far superior products to its customers. The Company has continued to make investments in technology and has incurred development costs with respect to engineering prototypes, pre-production models and field testing of several new products. Management believes that the Company's investment in technology will result in the improvement of the functionality, speed and cost of components and products.

We anticipate that as the Company establishes distribution channels and as consumer awareness of its products increases, so, too, will its product sales. At the same time, Pro Tech continues to strive to lower the cost of its products and enhance their technological performance.

Finally, the Company recognizes that it cannot achieve its corporate mission without recruiting and retaining key personnel. As of September 30, 2000, the Company had 3 part-time employees and 16 full-time employees, including 2 engineers and associated technical staff members.

RECENT DEVELOPMENTS

During 2000, the Company has entered into certain marketing agreements for the marketing and sales of its headsets and amplifiers within established distribution channels. On April 5, 2000, the Company signed a marketing agreement with Hello Direct, a manufacturer and distributor of telephone equipment, to market and sell the Company's Trinity headsets through Hello Direct's catalogs and internet site. On April 26, 2000, the Company entered into a marketing agreement with 3M Corporation for Pro Tech headsets to be resold with 3M's C860 wireless drive through system for the fast food industry. On July 28, 2000, the Company entered into a marketing agreement with Muzak Corporation whereby Muzak will offer the Company's headsets through its distribution channels to more than 200 corporate offices and affiliates.

The Company's Board of Directors unanimously approved an amendment to the Company's Articles of Incorporation to increase the number of authorized shares of common stock, par value $0.001 per share, from 10,000,000 to 40,000,000 and to authorize the creation of 1,000,000 shares of blank check preferred stock. At the Company's adjourned annual meeting held August 11, 2000, the Company's shareholders approved these amendments which became effective on September 29, 2000 when the Company filed an amendment to its Articles of Incorporation with the Department of State of the State of Florida.

On September 12, 2000, the Company entered into a Stock Purchase Agreement with NCT's subsidiary, NCT Hearing, pursuant to which NCT Hearing granted an exclusive license to the Company for rights to certain NCT technologies for use in lightweight cellular, multimedia and telephony headsets. The license is royalty free unless and until NCT Hearing owns less than 50% of the Company's common stock on a fully diluted basis. If NCT Hearing's percentage ownership of common stock is less than 50%, the Company will be required to pay NCT Hearing a royalty of 6% of net sales. In consideration for this license, the Company issued NCT Hearing 23,702,750 shares, representing 60% of its common stock on a fully diluted basis (approximately 83% of its common stock currently outstanding). These shares, less a fee of 279,687 shares of the Company's common stock, paid by NCT Hearing to an outside consultant, are included in this registration statement and prospectus. As a condition precedent to the closing of the transaction, NCT arranged $1.5 million in equity financing for the Company through the sale of the Company's convertible preferred stock (see below).

On September 29, 2000, the Company entered into a Securities Purchase and Supplemental Exchange Rights Agreement with NCT, Austost Anstalt Schaan ("Austost"), Balmore S.A. ("Balmore") and Zakeni Limited (Austost, Balmore and Zakeni Limited collectively the "Pro Tech Investors") to consummate the $1.5 million financing arranged by NCT for the Company in connection with its sale of 1,500 shares of Pro Tech Series A Convertible Preferred Stock ("Pro Tech Preferred") to the Pro Tech Investors. The Pro Tech Preferred consists of 1,500 designated shares, par value of $0.01 per share and a stated value of one thousand dollars ($1,000) per share with accretion of four (4%) per annum on the stated value payable upon conversion or exchange in either cash or common stock at the election of the Company. Under such agreement, the Pro Tech Investors may elect to exchange their Pro Tech Preferred for shares of NCT's common stock or convert their Pro Tech Preferred for shares of the Company's common stock at a conversion price which shall be the lesser of (i) the then lowest average of the average closing bid price for a share of the Company's common stock as reported on the NASD OTC Bulletin Board for any consecutive five day period out of fifteen trading days preceding the date of such conversion, less a discount of 20%; or (ii) a fixed conversion price of $0.50. For further details, see "Risk Factors - Possible Future Dilution." This registration statement and prospectus includes 4,312,500 shares of the Company's common stock, together with an additional 172,500 shares of Pro Tech's common stock, that the Pro Tech Investors may offer to sell if they elect to convert their Pro Tech Preferred into the Company's common stock. The additional 172,500 shares of common stock will allow the Company to pay the 4% annual accretion on the Pro Tech Preferred.

Under such Securities Purchase and Supplemental Exchange Rights Agreement, the Pro Tech Investors also have the right to exchange their Pro Tech Preferred for shares of common stock of NCT at a 20% discount of the then fair market value of NCT common stock. One half of such Pro Tech Preferred may be exchanged with NCT at any time after six months following the closing under such agreement, and the remaining half at any time after the first anniversary of such closing.

In connection with the execution of the Securities Purchase and Supplemental Exchange Rights Agreement on September 29, 2000, the Company issued warrants to the Pro Tech Investors to acquire 4.5 million shares of the Company's common stock. Such warrants are exercisable at $0.50 per share and expire on October 28, 2003. In addition, the Company has the right to require the warrant holders to exercise upon a call from the Company. The warrants are callable as follows:
(i) one third of the warrants are callable by the Company if the closing bid price of the common stock for each of the previous fifteen trading days equals or exceeds $0.68 per share and the average daily trading volume during such period is equal to or exceeds 150,000 shares; (ii) two thirds of the warrants are callable by the Company if the closing bid price of the common stock for each of the previous fifteen trading days equals or exceeds $0.94 per share and the average daily trading volume during such period is equal to or exceeds 150,000 shares; and (iii) the warrants are callable in their entirety by the Company if the closing bid price of the common stock for each of the previous fifteen trading days equals or exceeds $1.135 per share and the average daily trading volume during such period is equal to or exceeds 150,000 shares. The shares that the Company may issue upon exercise of the warrants are included in this registration statement and prospectus.

Upon the consummation of the Stock Purchase Agreement described above, the Company became obligated to issue two percent (2%) of its outstanding common stock to Union Atlantic LC ("UALC"), pursuant to a consulting agreement dated as of March 15, 1999, as amended as of June 1, 1999, and as modified as of July 29, 1999, between the Company and UALC. The Company and NCT Hearing, as the purchaser, were obligated to issue shares of the Company's common stock to UALC to pay the consulting fee. In order to comply with the consulting agreement, the Company agreed to issue 279,688 shares and NCT Hearing agreed to transfer 279,687 shares of the Company's common stock to Union Atlantic Capital, L.C., an affiliated broker-dealer of UALC, totaling an aggregate of 559,375 shares of the Company's common stock to UALC in full settlement of all obligations under the consulting agreement. UALC has certain piggy-back registration rights for all of the shares of common stock it may receive under its agreement with the Company. As such, these shares of common stock are included under this registration statement and prospectus.

SUMMARY FINANCIAL DATA

The summary financial data set forth below is derived from the historical financial statements of the Company. The data set forth below is qualified in its entirety by and should be read in conjunction with the Company's "Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" that are included elsewhere in this registration statement and prospectus. Operating results for the periods ended July 31, 2000 are not necessarily indicative of the results that may be expected for the year ending October 31, 2000.

                                       (In thousands, except per share amount)
                                               Years Ended October 31,
                                    --------------------------------------------
                                      1995     1996     1997    1998      1999
                                    --------------------------------------------
STATEMENTS OF OPERATIONS DATA:
Net sales                           $  831   $  853   $  997   $1,142    $1,091
Cost of goods sold                     359      282      334      470       415
                                    -------  -------  -------  -------  --------
Gross profit                           472      571      663      672       676
Operating expenses                     415      505      703      921       897
                                    -------  -------  -------  -------  --------
Operating income (loss)                 57       66      (40)    (249)     (221)

Interest income                          2       28       29       25        10
Interest expense                        (2)     (14)       -        -        (1)
Other income (expense), net              1      (79)      (1)       -        (9)
                                    -------  -------  -------  -------  --------
Income (loss) before income taxes       58        1      (12)    (224)     (221)
Income tax expense (benefit)            14        2        -       (1)        -
                                    -------  -------  -------  -------  --------
Net income (loss)                   $   44       (1)     (12)    (223)     (221)
                                    =======  =======  =======  =======  ========

Income (loss) per share - basic     $ 0.02   $    -   $    -   $(0.05)  $ (0.05)

Weighted average common shares
 outstanding - basic                 2,462    3,414    4,123    4,254     4,254


                                    Three Months Ended      Nine Months Ended
                                         July 31,                July 31,
                                   ---------------------    --------------------
           (Unaudited)               1999       2000         1999       2000
                                   ---------  ----------   ---------  ----------
STATEMENTS OF OPERATIONS DATA:
Net sales                          $   269     $   507     $   770    $  1,025
Cost of goods sold                      95         164         289         288
                                   ---------  ----------   ---------  ----------
Gross profit                           174         343         481         737
Operating expenses                     240         351         676         862
                                   ---------  ----------   ---------  ----------
Operating income (loss)                (66)         (8)       (195)       (125)

Interest income                          2           -           9           2
Interest expense                         -         (11)          -         (24)
Other income (expense), net              -           -           -           -
                                   ---------  ----------   ---------  ----------
Income (loss) before income taxes      (64)        (19)       (186)       (147)
Income tax expense (benefit)             -           -           -           -
                                   ---------  ----------   ---------  ----------
Net income (loss)                  $   (64)    $   (19)    $  (186)   $   (147)
                                   =========  ==========   =========  ==========

Income (loss) per share - basic    $ (0.02)    $     -     $ (0.04)   $  (0.03)

Weighted average common shares
 outstanding - basic                 4,254       4,266       4,254       4,266

                                                 October 31,
                            ----------------------------------------------------
                               1995      1996      1997       1998       1999
                            ----------------------------------------------------
BALANCE SHEET DATA:
Total assets                $   876    $ 1,111   $ 1,239    $ 1,159     $ 945

Total current liabilities       313         99        82        210       210
Long-term debt                    -          -         -          -         8
Retained earnings (deficit)      44         44        31       (192)     (413)
Stockholders' equity            563      1,011     1,157        949       728
Working capital                 473        878       997        725       494


                               July 31, 2000
                               -------------
        (Unaudited)
BALANCE SHEET DATA:
   Total assets                  $  1,475

  Total current liabilities           887
  Long-term debt                        2
  Retained earnings (deficit)        (560)
  Stockholders' equity                586
  Working capital                     281

EXECUTIVE OFFICES

Our principal executive office is located at 3311 Industrial 25th Street, Fort Pierce, Florida 34946. The telephone number is (561) 464-5100. The Company's corporate headquarters are co-located with NCT Group at 20 Ketchum Street, Westport, Connecticut 06880.

                                  RISK FACTORS

The shares of common stock covered by this registration statement and prospectus represent a speculative investment and entail elements of substantial risk. Investors should carefully consider the following risk factors before making a decision to invest in the Company. Investors also should examine the information included in subsequent sections of and as exhibits to this registration statement and prospectus.

RISKS ASSOCIATED WITH FORWARD-LOOKING STATEMENTS

This prospectus contains certain "forward-looking statements" - those which are not historical facts but rather predictions about the future made by Company management. All forward-looking statements involve risks and uncertainties. The Company cautions investors that the important factors discussed below have, or could, both (1) affect the Company's actual performance, and (2) cause actual performance to differ materially from our predictions.

The Company believes that the assumptions underlying such forward-looking statements are reasonable. At the same time, it would be prudent to remember that our assumptions could be inaccurate or incomplete. Therefore, we cannot give any assurances that these statements will, in fact, be correct.

OUR CURRENT FINANCIAL CONDITION

As of October 31, 1999, Pro Tech had cash and cash equivalents of $160,428, decreasing from $198,797 at October 31, 1998. In addition, as of October 31, 1999, Pro Tech had no short-term investments as compared to $254,545 at October 31, 1998. At July 31, 2000, the Company's cash and cash equivalents were $136,503. The Company's short-term borrowings and notes payable as of July 31, 2000 totaled $633,475 compared to no short-term borrowings and notes payable as of October 31, 1999.

Management believes that its working capital requirements at present levels are dependent upon product sales. Whether the level of our product sales will be sufficient to generate cash flows for continued Company operations at present levels is presently uncertain. In the event that product sales do not generate sufficient cash, management believes that the Company would have to raise additional working capital. There is no assurance, however, that the Company could raise such capital. In the event that the cash generated from product sales is insufficient and the Company is unable to raise additional working capital on a timely basis, the Company would have to substantially cut back its level of operations. These reductions could, in turn, adversely affect our relationships with our suppliers, distributors and customers.

NO HISTORY OF DIVIDENDS

The Company has never declared or paid dividends on its common stock. We have no present intention to pay dividends on our common stock.

RECENT OPERATING LOSSES AND ACCUMULATED DEFICIT

The Company incurred a net loss of $221,065 for the year ended October 31, 1999. This loss was attributable to three factors: (1) the Company maintained production of its products at the Company's Florida office for nine months of fiscal 1999 corresponding with incurring one-time charges from the transition of the Company's production operations to the Far East; (2) the Company's revenues were negatively impacted late in the second half of fiscal 1999 as a result of a competitor's attempt to take away the Company's distributor selling channel in the fast-food market; and (3) a five-week delay in the market introduction of the Company's telephone headset as a result of the Taiwan earthquake in the 4th quarter of fiscal 1999. The Company's net loss for the nine months ended July 31, 2000 was $146,977, attributable to insufficient sales volume to cover the Company's operating expenses.

The Company's accumulated deficit as of July 31, 2000 totaled $560,261.

To make a profit, the Company must successfully develop, manufacture and sell a sufficiently large quantity of our products. The Company can give no assurances, however, that future operations will be profitable enough to generate sufficient cash to fund such development, manufacturing and sales or that the Company can generate or rely upon sufficient funding sources to meet our obligations.

LIMITED REVENUES

Although the Company actively markets its products, operating revenues have been limited. In total over the five years ended October 31, 1999, the Company has generated net revenues of $4.9 million from the sale of products.

POSSIBLE FUTURE DILUTION

The following sections discuss the risks associated with investing in the Company's common stock given that future dilution is possible. Specifically, these sections outline the myriad circumstances which could lead to a possible negative effect on the value per share of our common stock should holders of the Pro Tech Preferred and the Company's options and warrants convert their securities or exercise their rights to acquire common stock. At its adjourned annual meeting held on August 11, 2000, the Company obtained the approval of its shareholders to increase the number of shares of common stock the Company is authorized to issue from 10,000,000 to 40,000,000. Nearly all of those additional shares have either been used by the Company in connection with its recent Stock Purchase Agreement with NCT Hearing, or are reserved for future issuance upon the exercise of warrants and conversion rights granted by the Company in connection with financing arrangements recently put into place for the Company.

      1996 Plan

On April 15, 1996, the Board of Directors of the Company adopted the Company's 1996 Stock Option Plan (the "1996 Plan"). The 1996 Plan provides for the grant by the Company of options to purchase up to an aggregate of 590,000 of the Company's authorized but unissued shares of common stock (subject to adjustment in certain cases including stock splits, recapitalizations and reorganizations) to officers, directors, consultants, and other persons rendering services to the Company.

The purposes of the 1996 Plan are to provide incentive to employees, including officers, directors and consultants of the Company, to encourage such persons to remain in the employ of the Company and to attract to the Company persons of experience and ability. The 1996 Plan terminates on April 15, 2002.

Options granted under the 1996 Plan may be either incentive stock options within the meaning of the Internal Revenue Code of 1986, as amended ("incentive options"), or options that do not qualify as incentive options ("nonqualified options"). The exercise price of incentive options must be at least equal to the fair market value of the shares of common stock on the date of grant; provided, however, that the exercise price of any incentive option granted to any person who, at the time of the grant of the option, owns stock aggregating 10% or more of the total combined voting power of the Company or any parent or subsidiary of the Company, must not be less than 110% of the fair market value.

On April 15, 1996, options to purchase 540,000 shares were granted to Keith Larkin and 25,000 shares to each of Richard Hennessey and Kenneth Campbell, who was the Vice President of Operations at the time of the grant. The exercise price of all of the stock options was $0.50 per share. The stock option exercise price was the fair value at the date of the grant, which was determined from the price paid per share during the Company's stock offering in 1996. The stock options were exercisable upon the grant date, extending over a period of three years.

Prior to fiscal year 1998, the Company received $25,000 upon issuance of 50,000 shares of common stock upon the exercise of 50,000 options by Company officers. On April 13, 1999, the exercise period of the remaining 540,000 options issued to Keith Larkin were extended by vote of the Board of Directors for two years to April 15, 2001.

      1998 Plan

On March 5, 1998, the Board of Directors adopted the Company's 1998 Stock Option Plan (the "1998 Plan") for the benefit of directors, officers, employees and consultants to the Company. The 1998 Plan is intended to attract and retain the services of qualified officers, employees and directors while providing an incentive for such persons to make a maximum contribution to the Company's success. This plan initially authorized the issuance of up to 500,000 shares of common stock. On August 4, 1998, options to purchase 200,000 shares were granted to Company officers (Messrs. Hennessey and Campbell) and options to purchase 100,000 shares were granted to 15 employees, all at an option price of $0.375 per share. The exercise price was the fair market value of a share of common stock at the date of the grant. Of the options granted to Mr. Hennessey, an aggregate of 150,000 shares, 50,000 vested immediately, 50,000 vested on August 4, 1999 and 50,000 options vested on August 4, 2000. All other options granted on August 4, 1998 vested immediately. All options under the 1998 Plan are exercisable over a three-year period from the date of vesting.

On April 13, 1999, the remaining 1998 Plan options to purchase 200,000 shares were granted to Richard Hennessey at an exercise price of $0.38 per share. The exercise price was greater than the fair market value of a share of common stock at the date of the grant. The options vested as follows: 100,000 immediately; 50,000 on April 13, 2000; and 50,000 on April 13, 2001. All of these opitons expire on April 13, 2004.

In August 1999, Mr. Campbell resigned from his employment with the Company. The exercise period for his options, which would have expired upon his resignation, was extended to August 3, 2001.

As of July 31, 2000, a total of 500,000 shares of common stock had been reserved for issuance under the 1998 Plan and stock options had been granted for all 500,000 shares. In order to provide the Company with the ability to issue additional options under the 1998 Plan, the Board of Directors of the Company had approved an amendment to the 1998 Plan to increase the number of shares of the Company's common stock reserved for issuance upon exercise of stock options granted under the 1998 Plan from 500,000 shares to 2,000,000 shares. The Company's shareholders approved such amendment to the 1998 Plan at the adjourned annual meeting of stockholders held on August 11, 2000.

      Other Investors' Warrants and Options

In connection with the sale of the Pro Tech Preferred (see below), the Company issued warrants to the Pro Tech Investors to acquire 4,500,000 shares of the Company's common stock. Such warrants are exercisable at $0.50 per share and expire on October 28, 2003. In addition, the Company has the right to require the warrant holders to exercise the warrants upon a call from the Company. The warrants are callable as follows: (i) one third of the warrants are callable by the Company if the closing bid price of the common stock for each of the previous fifteen trading days equals or exceeds $0.68 per share and the average daily trading volume during such period is equal to or exceeds 150,000 shares;
(ii) two thirds of the warrants are callable by the Company if the closing bid price of the common stock for each of the previous fifteen trading days equals or exceeds $0.94 per share and the average daily trading volume during such period is equal to or exceeds 150,000 shares; and (iii) the warrants are callable in their entirety by the Company if the closing bid price of the common stock for each of the previous fifteen trading days equals or exceeds $1.135 per share and the average daily trading volume during such period is equal to or exceeds 150,000 shares. The shares that the Company may issue upon exercise of the warrants are included in this registration statement and prospectus.

      NCT Hearing Transaction

On September 12, 2000, the Company entered into a Stock Purchase Agreement with NCT Hearing pursuant to which NCT Hearing granted an exclusive license to the Company for rights to certain NCT technologies for use in lightweight cellular, multimedia and telephony headsets. In consideration for this license, the Company issued 23,702,750 shares of common stock to NCT Hearing, representing 60% of its common stock on a fully diluted basis (approximately 83% of the Company's currently outstanding common stock). These shares, less shares used to pay a fee to UALC, are included in this registration statement and prospectus. As a condition precedent to the closing of the transaction, NCT arranged $1.5 million in equity financing for the Company through the sale of the Company's convertible preferred stock (see below).

      The Series A Convertible Preferred Stock

On August 14, 2000, the Company's Board of Directors designated a series of preferred stock based upon a negotiated term sheet, the Series A Convertible Preferred Stock. The Pro Tech Preferred consists of 1,500 designated shares, par value $0.01 per share and a stated value of one thousand dollars ($1,000) per share with accretion of 4% per annum on the stated value payable upon conversion or exchange in either cash or common stock at the Company's election. On September 29, 2000, the Company, NCT and three accredited investors entered into an agreement under which the Company sold 1,500 shares of the Pro Tech Preferred for an aggregate of $1.5 million. Each share of such stock, in addition to being exchangeable for shares of NCT common stock, is convertible into fully paid and nonassessable shares of the Company's common stock pursuant to a predetermined conversion formula. The conversion formula provides that the conversion price shall be the lesser of (i) the then lowest average of the average closing bid price for a share of the Company's common stock as reported on the NASD OTC Bulletin Board for any consecutive five day period out of fifteen trading days preceding the date of such conversion, less a discount of 20%; or (ii) a fixed conversion price of $0.50. This registration statement and prospectus includes 4,312,500 shares of the Company's common stock, together with an additional 172,500 shares of the Company's common stock, that the Pro Tech Investors may offer to sell if they elect to convert their Pro Tech Preferred into the Company's common stock. The additional 172,500 shares of common stock will allow the Company to pay the 4% annual accretion on the Pro Tech Preferred.

      Consulting Agreement

Pursuant to a consulting agreement dated as of March 15, 1999, as amended as of June 1, 1999, and as modified as of July 29, 1999, between the Company and ULAC, the Company would be obligated to issue two percent (2%) of its outstanding common stock to UALC if the transaction with NCT Hearing were completed. In order to comply with the consulting agreement, the Company agreed to issue 279,688 shares and NCT Hearing agreed to transfer 279,687 shares of the
Company's common stock to Union Atlantic Capital, L.C., an affiliated broker-dealer of UALC, totaling an aggregate of 559,375 shares of the Company's common stock to UALC in full settlement of all obligations under the consulting agreement. UALC has certain piggy-back registration rights for all of the shares of common stock it may receive under its agreement with the Company. As such, the 559,375 shares of common stock are included under this registration statement and prospectus.

The possibility of sale of the shares of common stock described in this "Possible Future Dilution" section, all of which are either already registered or which the Company plans to register, including shares of common stock under this registration statement and prospectus, may adversely affect the market price of the common stock.

MATERIAL DEPENDENCE ON UNPROTECTED INTELLECTUAL PROPERTY; POSSIBLE INFRINGEMENT OF THIRD PARTY RIGHTS

The Company holds an extensive library of know-how and other unpatented technology. The Company's policy is to enter into confidentiality agreements with all of its executive officers, key technical personnel and advisors. At the same time, we cannot give any assurances that such persons will not disclose
Company know-how, inventions and other secret or unprotected intellectual property to third parties, whether in violation of those agreements or otherwise.

The Company is not aware of any asserted claims that its products or its unprotected intellectual property infringes the intellectual property rights of third parties. The lines of business in which the Company is engaged, however, can be characterized as one in which competitors act aggressively to protect their rights. It is possible that the Company could face claims and lawsuits that its products infringe or misappropriate the rights of others, and such claims and lawsuits could be materially adverse to the Company and its ability to offer products to customers and to introduce new products.

COMPETITION

The Company intends to engage continually in research and development activities. This includes improving our current products and developing new products. Our success, however, depends on the popularity of our products in the commercial arena, which the Company cannot guarantee. Further, the Company also cannot guarantee that our products will not become unmarketable or obsolete by a competitor's more rapid introduction of higher quality or lower cost products to the marketplace.

The lightweight telephone headset industry is highly competitive and characterized by a few dominant manufacturers. The Company is aware of several companies who manufacture telephone headsets, each of which possesses greater financial, manufacturing, marketing and other resources than the Company. Primary among the Company's competitors is Plantronics, Inc. ("Plantronics"), the world's largest manufacturer of lightweight telephone headsets. Plantronics was founded by Mr. Larkin. The Company estimates Plantronics' share of the market to be approximately 46% worldwide. Plantronics reported net sales from all of its products (including electronic amplifiers and other headset accessories and services) were approximately $286 million for the fiscal year 1999. Other competitors include GN Netcom, Inc. and Hello Direct. In 1997, GN NetCom, Inc. purchased both UNEX Corporation and ACS Wireless in an attempt to grow its market share through acquisitions and recently announced the potential acquisition of Hello Direct. ACS Wireless was founded by Mr. Larkin. The Company believes GN Netcom, Inc. has a market share of approximately 29% worldwide.

The Company believes that in selecting telephone headsets, users primarily consider price, product quality, reliability, product design and features, and warranty terms. The Company believes that its headsets are superior in design and construction and substantially lower in price than the models currently available from the Company's competitors. No assurances can be given, however, that the Company's products will be perceived by users and distributors as providing a competitive advantage over competing headsets. In addition, no assurance can be given that competing technologies will not become available which are superior, less costly or marketed by better known companies. Also, certain customers may prefer to do business with companies with substantially greater resources than the Company.

In addition to direct competition from other companies offering lightweight telephone headsets, the Company may face indirect competition in its industry from technological advances such as interactive voice response systems which require no human operators for certain applications such as account balance inquiries or airplane flight information. The Company believes that this competition will be more than offset by increased demand for headsets as voice telecommunication applications expand.

RELIANCE UPON STRATEGIC ALLIANCES AND COMMERCIAL ACCEPTANCE

From time to time, the Company enters into strategic alliances related to the design, manufacture, marketing and distribution of its products. The Company markets its products by identifying potential markets and teaming up with domestic distributors to support product distribution. The Company's ability to enter and succeed in new markets is dependent upon these distributors' assessment of the Company and its products' profitability. Success also depends on end-users' acceptance of our products.

The Company also arranges for the supply of products by entering into alliances with dependable manufacturers believed to be dependable sources of supply. The Company cannot, however, make assurances that these manufacturers will be able to meet the demands of the Company and our customers in the future.

DEPENDENCE UPON EXECUTIVE OFFICERS AND OTHER KEY PERSONNEL

The Company's operations now and in the near future are in large part dependent upon the efforts of our executive officers and other key personnel. None of the Company's executive officers is contractually bound to remain with the Company. Moreover, the Company's growth and expansion into new products could require additional expertise in areas like manufacturing and marketing. This could put an additional strain on our human resources and may require hiring additional personnel or training existing personnel. The Company cannot give any assurances that its employees will remain with Pro Tech. The loss of key personnel or the failure to recruit new employees could impede the achievement of our corporate mission.

CONTROLLING SHAREHOLDER

As a result of the Stock Purchase Agreement between NCT Hearing and the Company, NCT Hearing now holds 60% of the Company's common stock on a fully diluted basis (approximately 83% of its common stock currently issued and outstanding). In addition, three officers of NCT sit on the Company's Board of Directors. NCT Hearing, a wholly owned subsidiary of NCT, has sufficient votes to effect significant business transactions involving the Company, including a merger, the sale of all or substantially all of the Company's assets, and recapitalizations. NCT Hearing has agreed that so long as it remains the holder of a majority of the outstanding common stock of the Company, Rich Hennessey and Keith Larkin shall continue to serve as directors of the Company.

It is also possible that if either (I) the Company does not experience further dilution of its common stock, or (ii) the Pro Tech Investors elect to exchange all or substantially all of their Pro Tech Preferred for shares of NCT common stock, NCT Hearing could effect a merger of the Company without the meeting or vote of the other shareholders of the Company.

POSSIBLE RISKS ASSOCIATED WITH AGREEMENTS WITH RELATED PARTIES

From time to time, the Company has entered into lending arrangements with its executive officers or has borrowed funds from its shareholders. On March 27, 2000, the Company received a loan of $150,000 from Westek Communications, a shareholder of the Company. The loan matures matures on March 27, 2001 and bears interest at 8.5% per annum, payable at maturity.

POSSIBLE RISKS ASSOCIATED WITH PERIODIC LOW TRADING VOLUME

Stockholders may find it difficult to buy, sell and obtain pricing information about our common stock. In addition, the Company's failure to have either (1) net tangible assets in excess of $2.0 million or (2) average revenue of at least $6.0 million for the last three years, could cause the common stock to become subject to the SEC's "penny stock" rules. The penny stock rules impose additional sales practice requirements on broker-dealers who sell penny stock securities to people who are not established customers or accredited investors. For example, the broker must make a special suitability determination for the buyer and the buyer must give written consent before the sale. The rules also require that the broker-dealer:

o    send buyers an SEC-prepared disclosure schedule before completing the sale,

o    disclose his commissions and current quotations for the security,

o disclose whether the broker-dealer is the sole market maker for the penny stock and, if so, his control over the market, and

o send monthly statements disclosing recent price information held in the customer's account and information on the limited market in penny stocks.

These additional burdens may discourage broker-dealers from effecting transactions in penny stocks. Thus, if our common stock were to fall within the definition of a penny stock, the Company's liquidity could be reduced. In turn, there could be an adverse effect on the trading market for our common stock.

POSSIBLE VOLATILITY OF COMMON STOCK

Historically, the market prices for the securities of emerging and high-technology companies have been highly volatile. Any future announcement concerning the Company or its competitors could have a significant impact on the price of our common stock.

BLANK CHECK PREFERRED STOCK

The Board of Directors has total discretion in the issuance and determination of the rights and privileges of any shares of preferred stock which the Company may issue in the future. Such rights and privileges may be detrimental to the holders of common stock. The Company is authorized to issue 1.0 million shares of preferred stock. Effective September 29, 2000, the Company issued 1,500 shares of its Series A Convertible Preferred Stock. If the Company were to issue preferred stock in the future, it could discourage or impede a tender offer, proxy contest or other similar transaction involving a change in control. Other shareholders may favor such a transaction. Management is not aware of any effort at present, however, to acquire or change the control of the Company away from NCT Hearing.

RECENT AUTHORITATIVE ACCOUNTING GUIDANCE

SEC Staff Accounting Bulletin No. 101 ("SAB 101") was released on December 3, 1999 and provides the SEC staff's views in applying generally accepted accounting principles to selected revenue recognition issues. Generally, the staff believes that revenue relating to nonrefundable, up-front fees in certain arrangements for research and development activities should be deferred and recognized over the term of the agreement. Adoption of SAB 101 is expected to have no material impact on the Company's financial condition or results of operations.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133"). As amended by SFAS No. 137, the Company is required to adopt SFAS 133 for the year ending October 31, 2001. SFAS 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments as well as other hedging activities. Because the Company currently holds no derivative financial instruments and does not currently engage in hedging activities, adoption of SFAS 133 is expected to have no material impact on the Company's financial condition or results of operations.

LITIGATION

Presently, the Company is not a party to any litigation and is unaware of unasserted claims against it. In the normal course of business, the Company may be subjected to, or may initiate, litigation which may require significant financial and management resources. Such litigation claims could have a material adverse effect on the Company's financial position and its operations.

                                 USE OF PROCEEDS

All of the shares of common stock offered hereby are being offered by the Selling Stockholders. The Company will not receive any of the proceeds from their sale. The Company estimates that expenses payable in connection with this registration statement will be approximately $60,000. There are no other material incremental expenses attributable solely to the issuance and distribution of the above-described shares.

                            SELLING SECURITY HOLDERS

The following table sets forth certain information with respect to the Selling Stockholders. The shares of common stock set forth therein have been included in the registration statement of which this prospectus forms a part pursuant to registration commitments afforded to the Selling Stockholders by contractual obligations. The Company will not receive any proceeds from the sale of the shares by the Selling Stockholders.


                                                                                 Beneficial
                                                                                 Ownership
                                                                                 of Shares
                                                Beneficial          Number of     of Common
                                                 Ownership          Shares of     Stock After
                                                 of Shares           Common        Giving
                              Relationship       of Common           Stock        Effort to
                                  With            Stock at          Offered        Proposed
Name of Selling Stockholder    The Company    October 23, 2000      For Sale         Sale
---------------------------  ---------------  -----------------    -------------  ----------
Austost Anstalt Schaan                           2,246,250(1)       2,246,250(1)         -
Balmore  S.A.                                    2,246,250(1)       2,246,250(1)         -
Zakeni Limited                                   4,492,500(1)       4,492,500(1)         -
NCT Hearing Products, Inc.                      23,423,063(2)      23,423,063(2)         -
Union Atlantic Capital, L.C.                       559,375(3)         559,375(3)         -
                                              -----------------    -------------  ----------
TOTAL                                           32,967,438         32,967,438            -
                                              =================    =============  ==========


(1) Includes shares underlying callable warrants issued to Selling Stockholder and includes Selling Stockholder's allotment of the number of shares of common stock which the Company may issue upon conversion of the Company's Series A Convertible Preferred Stock in accordance with the Amendment of Articles of Incorporation. Such conversion share amount was determined by dividing the stated value of the issued and outstanding Pro Tech Preferred by 80% of an assumed 5-day average closing bid price of $0.50, plus accretion thereon calculated at 4% per annum for a one-year period, then applying a factor of 115% in accordance with the related Registration Rights Agreement between the Company and the Selling Shareholder. The number of shares of common stock issued upon conversion may be more or less than the amount calculated depending on (i) the length of time the Pro Tech Preferred is held and (ii) the conversion price as determined under the Pro Tech Preferred conversion formula.

(2) Reflects shares issued in conjunction with the Stock Purchase Agreement between the Company and Selling Shareholder less shares paid by Selling Stockholder as a consulting fee.

(3)  Includes shares issued to Selling Stockholder as a consulting fee.

                              PLAN OF DISTRIBUTION

The shares offered by this prospectus may be sold from time to time by Selling Stockholders, who consist of the persons named under "Selling Security Holders" above and those pledgees, donees, transferees or other successors in interest to the Selling Security Holders. The Selling Stockholders may sell the shares on the NASD OTC Bulletin Board or otherwise, at market prices or at negotiated prices. They may sell shares by one or a combination of the following:

o a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

o purchase by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

o ordinary brokerage transactions and transactions in which a broker solicits purchasers;

o    privately negotiated transactions;

o if such a sale qualifies, in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended ("Securities Act") rather than pursuant to this prospectus; and

o    any other method permitted pursuant to applicable law.

In making sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Stockholders in amounts to be negotiated prior to the sale.

With regard to the shares offered hereby, the Selling Stockholders and any broker-dealers that participate in the distribution may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any proceeds or commissions received by them, and any profits on the resale of shares sold by broker-dealers, may be deemed to be underwriting discounts and commissions.

If any Selling Stockholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a prospectus supplement, if required pursuant to Rule 424(c) under the Securities Act, setting forth:

o    the name of each of the participating broker-dealers,

o    the number of shares involved,

o    the price at which the shares were sold,

o    the   commission   paid  or  discounts  or   concessions   allowed  to  the
     broker-dealers, where applicable,

o a statement to the effect that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

o    any other facts material to the transaction.

We are paying the expenses incurred in connection with preparing and filing this prospectus and the registration statement to which it relates, other than selling commissions. In addition, in the event the Selling Stockholders sell short shares of common stock issuable upon conversion of our Series A Convertible Preferred Stock, this prospectus may be delivered in connection with such short sales and the shares offered by this prospectus may be used to cover such short sales. To the extent, if any, that the Selling Stockholders may be considered "underwriters" within the meaning of the Securities Act, the sale of the shares by them shall be covered by this prospectus.

We have advised the Selling Stockholders that the anti-manipulation rules under the Exchange Act of 1934 ("Exchange Act") may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, we will make copies of this prospectus available to the Selling Stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby.

                   DESCRIPTION OF SECURITIES TO BE REGISTERED

This offering consists of an aggregate of 32,967,438 shares of common stock of the Company that may be offered for sale by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of such shares.

This offering includes 4,312,500 shares of common stock that the Company may issue upon the conversion of issued and outstanding shares of the Company's Series A Convertible Preferred Stock in accordance with the Company's Articles of Amendment to its Articles of Incorporation.

This offering also includes 172,500 shares of common stock that the Company may issue to pay the accretion on the stated value of the issued and outstanding shares of the Company's Series A Convertible Preferred Stock as provided in the Articles of Amendment to the Articles of Incorporation.

In addition, this offering includes 4,500,000 shares of common stock that the Company may issue upon the exercise of warrants that the Company issued to the investors in the Pro Tech Preferred private placement.

This offering also includes 559,375 shares of common stock issued by the Company to an outside consultant in conjunction with the execution of the Stock Purchase Agreement between the Company and NCT Hearing Products, Inc.

This offering also includes 23,423,063 shares of common stock that the Company issued to NCT Hearing pursuant to the Stock Purchase Agreement between the Company and NCT Hearing.

                     INTERESTS OF NAMED EXPERTS AND COUNSEL

Matters relating to the legality of 32,967,438 shares of common stock being offered by this prospectus have been reviewed for the Company by its outside counsel, Crowell & Moring LLP, Washington, D.C.

The financial statements of the Company at October 31, 1998 and 1999 and for the years ended October 31, 1997, 1998 and 1999 included in this prospectus have been audited by Morgan, Jacoby, Thurn, Boyle & Associates, P.A., independent auditors, as set forth in their report included therein. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in auditing and accounting.

                   INFORMATION WITH RESPECT TO THE REGISTRANT

DESCRIPTION OF BUSINESS

General Development of Business

Pro Tech Communications, Inc. was incorporated in the State of Florida on October 5, 1994. From August 30, 1991 to October 31, 1994, the Company's business was conducted by Pro Tech Systems, a limited partnership organized under the laws of the State of California. Keith Larkin, the Chairman of the Board, Chief Executive Officer and Treasurer of the Company, was general partner of Pro Tech Systems and there were 12 limited partners in the limited partnership. From the formation of Pro Tech Systems in August 1991 until June 1993, the limited partnership was involved in engineering and designing lightweight telecommunications headsets as well as preliminary marketing efforts for the product. From June 1993 until October 1994, Pro Tech Systems was engaged in limited manufacturing and marketing activities for its product. On November 1, 1994, all of the assets of Pro Tech Systems were transferred to the Company as consideration for the issuance of 2,000,000 shares of the Company's common stock, par value $.001 per share, which were subsequently distributed on a pro rata basis to each of the partners of the partnership. As of December 13, 1994, Pro Tech Systems was formally dissolved. On September 12, 2000, the Company entered into a Stock Purchase Agreement with NCT's subsidiary, NCT Hearing, pursuant to which NCT Hearing granted an exclusive license to the Company for rights to certain NCT technologies for use in lightweight cellular, multimedia and telephony headsets. In consideration for this license, the Company issued 23,702,750 shares of its common stock to NCT Hearing, representing 60% of its common stock on a fully diluted basis (approximately 83% of its currently outstanding common stock).

The Company presently designs, develops, manufactures and markets lightweight telecommunications headsets employing what the Company believes are new concepts in advanced lightweight design and marketing strategies involving the sale of the Company's product directly to the commercial headset market as a replacement for its competitors' products. The Company presently sells its first design for the commercial headset market comprised of fast food companies and other large quantity users of headset systems and is in the process of completing development of several other headsets for the telephone user market, which includes telephone operating companies, government agencies, business offices, and professional telephone centers. The Company introduced the APEX in the 1st quarter of 1999. The Company plans to introduce several versions of these telephone headsets, including the Trinity, in the 1st quarter of fiscal year 2000. The Company also plans on introducing several new products this fiscal year through marketing agreements with its strategic partners.

Business Strategy

The Company's business strategy is to continually offer lightweight headsets and telephony products that employ cutting edge sound technologies with an emphasis on price/performance.

In addition, the Company will continue to concentrate its efforts on the production of that portion of the telephone headset that the user wears. There are two components to a complete telephone headset. The first is the headset component that the user wears, consisting of a speaker and a microphone. The second is the electronic amplifier which is relatively more complex, time consuming and costly to produce as it requires many variations to interface with the wide variety of telephone systems in the market and generates higher labor and material costs. The electronic amplifier also generally offers lower profit margins than the headset component. As a result, the Company presently has sourced the first of several amplifiers engineered to the Company's specifications.

The Company will also continue to concentrate its efforts on the production and distribution of new headset designs having the capability of connecting to and interfacing with various electronic amplifiers and telephone systems currently in use. The Company has adopted a co-engineering product development strategy through the use of joint engineering agreements with companies with complementary engineering patents. The Company projects that this strategy will greatly increase the product development cycle while offering far superior products to its customers. The Company has continued to make investments in technology and has incurred development costs with respect to engineering prototypes, pre-production models and field testing of several new products. Management believes that the Company's investment in technology will result in the improvement of the functionality, speed and cost of components and products.

Industry Background

The lightweight telephone headset industry commenced in 1961 when Plantronics, a company founded by Keith Larkin, the Company's Chairman of the Board, Chief Executive Officer and Treasurer, began marketing and selling the first lightweight telephone headset under a patent issued to Mr. Larkin. Mr. Larkin remained with Plantronics until May 1967, at which time Plantronics was the principal manufacturer of lightweight telephone headsets in the world, and its products were standard on the National Aeronautics and Space Administration's Mercury, Gemini, and Apollo moon flights. Today, Plantronics is the world's largest lightweight telephone headset manufacturer, with approximately $286 million of net sales for the 1999 fiscal year.

The Company estimates that sales of lightweight telephone headsets exceeded $500 million in 1999 and currently approximates $700 million with the market dominated by two companies -- Plantronics and GN Netcom. The product lines of these companies generally share similar configurations and are marketed at higher prices than the products offered by the Company.

Designed specifically for air traffic controllers and other aerospace applications, the first headsets were intended as a replacement for the heavy, bulky headsets in use. While lightweight telephone headsets continue to be used for such purposes, today telephone headsets are predominantly used as a substitute to telephone handsets used by a wide variety of users, including telephone operating companies and telephone call centers (such as airline reservations, catalog sales and credit collection operations) and to a lesser extent, by business persons and other professionals whose occupations require extensive, though not constant, use of the telephone. In comparison to speakerphones, telephone headsets provide greater communications clarity and security. The Company believes that these advantages will lead to increased demand for telephone headsets.

Telephone headsets also have commercial applications, primarily two-way radio communication systems, such as those used by fast food attendants to communicate with patrons and other personnel. Personal computer applications for telephone headsets include audio input and output via voice command, voice dictation and integrated voice telephone functions.

Technology

Outlined below is information about  technologies Pro Tech has licensed from NCT
Hearing:

Active Noise Reduction.

Active noise reduction systems are particularly effective at reducing low frequency noise. ANR creates sound waves that are equal in frequency but opposite in phase to the noise. The illustration which follows shows the relationship, in time, of a noise signal, an anti-noise signal and the residual noise that results when they meet.

                             ACTIVE NOISE REDUCTION


                                [OBJECT OMITTED]

ClearSpeech(R)-Adaptive Speech Filter ("ClearSpeech(R)" and "ASF").

The ClearSpeech(R) algorithm removes noise from voice transmissions. ClearSpeech(R) - ASF is effective against a variety of stationary noises whose amplitude and pitch change slowly compared to the spectral variations characteristic of human speech. ClearSpeech(R) - ASF is currently available for use on three hardware platforms including personal computers ("PCs") and fixed and floating digital signal processors ("DSP").

ClearSpeech(R)-Acoustic Echo Cancellation ("AEC").

ClearSpeech(R) - AEC removes acoustic echoes in hands-free full duplex communication systems. ClearSpeech(R) - AEC is an adaptive, frequency-based algorithm that continuously tracks and updates the changes in the acoustic path between the loudspeaker and the microphone to eliminate the acoustic echo. The algorithm can be changed to accommodate different audio bandwidths and acoustic tail lengths for use in a variety of applications.

ClearSpeech(R)-Compression and TurboCompression ("CTC").

ClearSpeech(R) - CTC maximizes bandwidth efficiency in wireless, satellite and intra- and Internet transmissions and creates smaller, more efficient voice files while maintaining speech quality. The compression can be combined with ClearSpeech(R) - ASF technology to further improve the compression rate and voice quality. ClearSpeech(R) - CTC comes in two versions and can be implemented as either a fixed or variable-rate speech coder.

ClearSpeech(R)-Referenced Noise Filter ("RNF")

ClearSpeech(R) - RNF isolates and removes interfering signals, such as background radio, television, machine and siren noise, so communications can be heard more clearly. The ClearSpeech(R) - RNF algorithm was designed to remove interference from a desired signal in applications where a reference signal for the interference is available.

Proprietary Rights and Protection

Historically, until its license agreement with NCT Hearing, the Company did not own any patents for any of its products or technologies. The Company does not currently own any registered trademarks, although the Company has filed one trademark application with respect to its logo.

Due to the license agreement with NCT Hearing, Pro Tech now holds rights to a large number of patents and patent applications. Pro Tech's intellectual property strategy will be to build upon its base of core technology patents with newer advanced technology patents developed by, purchased by or exclusively licensed to the Company. The Company believes this building-block approach will provide greater protection to the Company than relying solely on the original core patents.

As a result of the transaction with NCT Hearing, Pro Tech has rights to 38 inventions, including 20 United States patents and over 7 corresponding foreign patents for a total of 27 patents and related rights. The Company has pending rights to 29 U.S. and foreign patent applications and has 3 of its own pending US patent applications. NCT's engineers have made 7 invention disclosures for which NCT is in the process of preparing patent applications. The Company's licensed patents have expiration dates ranging from December 2000 through October 2018.

The Company has applied for the following trademark:

         Mark                       Field of Use
        -----                       -------------
      Pro Tech logo                 Company logo

No assurance can be given as to the range or degree of protection any patent or trademark issued to, or licensed by, the Company will afford or that such patents, trademarks or licenses will provide protection that has commercial significance or will provide competitive advantages for the Company's products. No assurance can be given that the Company's trademarks or licensed patents will afford protection against competitors with similar patents, products or trademarks. No assurance exists that the Company's trademarks or licensed patents will not be challenged by third parties, invalidated, or rendered unenforceable. Furthermore, there can be no assurance that any pending patent or trademark applications or applications filed in the future will result in the issuance of a patent or trademark. The invalidation, abandonment or expiration of patents or trademarks owned or licensed by the Company which the Company believes to be commercially significant could permit increased competition, with potential adverse effects on the Company and its business prospects.

The Company's policy is to enter into confidentiality agreements with all of its executive officers, key technical personnel and advisors as a condition of employment but no assurances can be made that Company know-how, inventions and other secret or unprotected intellectual property will not be disclosed to third parties by such persons.

Products

The ProCom.

The Company's initial entry into the lightweight fast-food headset market is the "ProCom." Weighing less than 2 ounces, the ProCom is worn by users over the head by means of a springsteel wire headband and a cushioned earphone. Attached to the earphone, which may be worn over either ear, is an adjustable boom, which connects to the ProCom's microphone. The ProCom headset connects to the wireless belt-pack system with the use of several various plug types offered by the wireless belt-pack providers sold in many fast-food franchises around the world. See "DESCRIPTION OF BUSINESS -- Competition." The Company is presently selling the ProCom to distributors at prices ranging from $28.00 to $49.00 per headset, and the product is sold by the Company to retailers for $54.00 per headset.

The Freedom.

The Freedom is an adaptation of the ProCom headset to allow for it to be worn without a headband and is currently being sold in the fast-food market. Through the use of a Company engineered clip, this headset attaches to the standard hat or visor being worn in the fast-food franchise. The electronics in the Freedom are virtually the same as the ProCom headset providing the same market acceptance. Through its own research, the Company found the need for user comfort from the use of headsets over very long time periods. The Company introduced this product in April 1998.

The Manager's Headset.

The manager's headset is a lightweight over the ear fast-food headset which provides improved comfort to the fast-food store manager monitoring drive-thru activity. It was introduced and favorably received in February of this fiscal year and the Company will continue to offer this headset in the Company's fast-food product line for the fiscal year 2000. The Company sells this headset in a range from $28.00 to $50.00 depending on volumes purchased.

The APEX.

The Company introduced the APEX headset for sale in the second quarter of 1999. After conducting its own market research, the Company determined that there is a demand for a headset which combines both over-the-head and over-the-ear features. As a result, the Company designed the APEX to incorporate both of these features, which should enhance the Company's ability to market the product to cellular, personal computer and small office telephone users. The Company had offered the headset version initially, followed by the interchangeable version. The APEX is a commercial adaptation of the headset that the Company has designed for use by the National Aeronautics and Space Administration ("NASA"). Boeing Defense and Space Group ("Boeing") is a prime contractor for NASA, and as such has the responsibility to choose certain components and products used in NASA's space program. The Company was chosen by The Boeing Corporation as a supplier of telephone headsets for NASA projects after the Company provided Boeing with product specifications which met NASA's requirements for the product. Boeing also subjected the Company's product to various tests in order to ensure that the product would function under conditions for space travel. See "Description of Business -- Marketing and Sales". The APEX is a smaller design of the Trinity, with components reduced by 20% in order to create a lightweight headset. The speaker and microphone positioning can be easily adjusted by the user for the headset thereby allowing the product to fit numerous head and ear sizes. In addition, the APEX has a detachable headband allowing the users the choice of wearing the headset over the head or over the ear. The Company presently sells the APEX to distributors at prices ranging from $40.00 to $62.00 per headset. The APEX is being sold by distributors and directly by the Company to end-users for $99.00 per headset.

The ASTRA.

The Company introduced the Astra headset for sale in the fourth quarter of 1999. The Astra headset is a variation of the Apex headset in that it has been adapted for use directly in non-amplified phone systems. A preamplifier circuit has been inserted inside the headset to allow for a direct connection into an automatic call distributor (ACD) or phone system that provides this required configuration headset.

The A-10 Amplifier.

The A-10 amplifier is the first in a series of multi-line amplifiers being offered with each of the Company's headsets. It is designed for the SOHO market (small office/home office) and has been engineered to work with over 90% of all existing phone systems in the world. The size is very small and engineered to plug and play with most phone systems.

The A-27 Amplifier.

The A-27 amplifier is the first in a series of amplifiers specifically designed for automatic control distributors (ACD) or phone systems which use the standard PJ-237 2-prong plug as their interface. This amplifier will employ noise suppression technology designed by the company. Three patent applications were filed in fiscal year 2000. The A-27 was introduced into the call-center market in the 2nd quarter of fiscal year 2000.

The Advent.

The Advent is the first in a series of wireless products being developed by the Company. The Advent is designed for use in the small office market, and market introduction started in the 3rd quarter of fiscal year 2000.

The Active Series Headset.

The Active Series Headset was introduced in the 2nd quarter of fiscal year 2000. These headsets are designed for the mobile headset user. Cellular phone users and automobile hands-free kits will be the primary market focus of this product.

The Trinity.

The Trinity has been designed for users in noisy environments. The Company completed the development of this product early in the 2000 calendar year. Unlike other headsets currently available, the Trinity will employ a light (1/2 ounce) "acoustical ear cup" which completely surrounds the user's ear. The perimeter of this cup rests lightly in a broad area of contact around the ear, rather than against or in the ear itself, which the Company believes will allow the user to wear the Trinity in comfort for extended periods. Moreover, by enclosing the ear, the acoustical ear cup reduces background noise, thereby significantly improving the clarity and strength of reception from the earphone. The Trinity has been designed as a comfortable and lightweight alternative to the bulky commercial sound suppressant headsets, which are presently the only headsets available to users operating in noisy office environments. The Trinity headset can be worn in a single ear cup version or dual ear cup version. Like the ProCom, the Trinity will be produced with a choice of adapters capable of interfacing with the electronic amplifiers and telephone systems of most major manufacturers. The Company presently intends to sell the Trinity to distributors at prices ranging from $40.00 to $75.00 per headset, and the product is planned to be sold by the Company to retailers for $100.00 per headset.

The disparity in price between the cost to distributors and retailers for each product described in this section is primarily a result of a shifting of direct selling expenses from the Company to distributors. These expenses, averaging approximately $10.26 of the individual unit retail price, have been accepted by distributors in return for a lower average purchase price. The Company offers lower prices for its products to distributors who purchase certain quantities of products to increase sales and gain market share for the Company's products.

Products Under Development

Pro Tech is continually striving to develop lower cost, higher performance headset products. There are currently advanced headset models under development which utilize Pro Tech's proprietary digital technology for both the consumer and industrial markets.

Marketing and Sales

The Company presently intends to market its product primarily through its officers and staff, utilizing industry contacts and calling upon potential purchasers. The Company plans on supplementing the marketing efforts of its employees by using electronic commerce from the Company's web site along with independent sales representatives and strategic marketing agreements.

The following summarizes the Company's key alliances:

  -----------------------------------------------------------------------------
                                   Date Initial
                                   Relationship
  Key Marketing Alliances           Established            Applications
  ------------------------------- --------------- -----------------------------
  McDonalds Corporation             April 1995    Aftermarket Fast Food Headsets
  Hello Direct                      April 2000    Marketing Agreement
  3M Corporation                    April 2000    Marketing Agreement
  Muzak Corporation                 July 2000     Marketing Agreement
  -----------------------------------------------------------------------------


The Company markets and will continue to market its headsets directly to the commercial headset market as a replacement for its competitors' headsets. Examples of such purchasers include fast food companies and franchisees and other large quantity users of commercial headset systems. The Company entered into a non-binding business relationship agreement with McDonalds Corp. ("McDonalds") which allows the Company to sell its products on a non-exclusive basis to McDonalds' franchises and company-owned restaurants. Initial test sales to McDonalds and its franchisees by the Company and Pro Tech Systems totaled $424,300 in 1994, which included sales to more than 3,500 McDonalds' restaurants. These numbers increased to more than 7,000 restaurants during fiscal year 1995 and to more than 8,000 restaurants during fiscal year 1998. The Company's 1999 sales of headsets decreased in fiscal year 1999 by 7.7% as a result of an increase in competition for the existing fast-food market. The sale of the Company's products to McDonalds'-owned restaurants and franchisee restaurants represented approximately 17% and 12% of the Company's net sales for the fiscal year 1998 and fiscal 1999, respectively.

As the Company expands, it will direct its marketing and sales efforts at: (i) telephone operating companies; (ii) telephone system manufacturers; (iii) personal computer manufacturers; and (iv) government agencies. In addition, manufacturers of new telephone systems and other telecommunication equipment that utilize headsets have been targeted by the Company as a developing market for telephone headsets. The Company will also supplement the above strategies with joint ventures and marketing agreements with companies with complementary technologies. Although the Company presently intends to sell its products to several large telephone users, there can be no assurance that the Company will be successful in such efforts. Other potential large volume purchasers of headsets are manufacturers of personal computers, especially when headsets become a standard telephone accessory. In addition, the Company plans to market its products to government agencies. The Company's headset has been approved for sale to Boeing, a prime contractor of NASA, for use by astronauts in space travel. To date, the Company has had $6,456 of sales to Boeing for prototype headsets. While profits from government contracts are anticipated to be minimal, such sales enhance the credibility and reputation of the selected headset and its manufacturer, especially within the telephone industry.

Finally, the Company's directed marketing and sales efforts will be supplemented by the distribution of the Company's products through established channels of distribution. These include: (i) specialized headset distributors that derive a majority of their revenues from the sale of headsets to both end users, and, to a lessor extent, resellers; and (ii) large electronic wholesalers that offer hundreds of products, including headsets. It is anticipated that a majority of sales of the Company's headsets to commercial users such as credit card companies and airlines will be through such distributors.

In addition to marketing its technology through its marketing alliances as described above, as of September 30, 2000, the Company has an internal sales and marketing force of 6 employees, 1 independent sales representative and its executive officers and directors.

The Company does not have a significant foreign exchange transaction risk because its non-U.S. revenue is denominated and settled in U.S. dollars.

Manufacturing

In fiscal year 1999, the Company made a major shift in its production by completing the transition of its final assembly manufacturing process to a Far East manufacturer. This transition was completed on August 1, 1999. This decision was made as a result of major improvements in the quality of components being provided to the Company from its principal suppliers along with a 44% savings in production costs. The Company is currently sourcing all components from several Far East suppliers who build each component according to Company specifications. An interruption in the supply of a component for which the Company is unable to readily procure a substitute source of supply could temporarily result in the Company's inability to deliver products on a timely basis, which in turn could adversely affect its operations. To date, the Company has not experienced any shortages of supplies. In order to meet forecasted customer requirements the Company has multiple suppliers for every component to reduce the risk in a disruption of the supply chain. At October 31, 1998 and 1999, the amount of the Company's inventory was $245,610 and $285,883, respectively. The increase in inventory level is attributed to two factors. First, the Company benefited from an individual headset component price reduction for larger purchases made from its suppliers. Second, the Company made larger purchases of finished product in order to benefit from a further reduction in costs from the manufacture of larger quantities.

As a result of the move of all production to the Far East, all existing production facilities in the principal offices in Fort Pierce, Florida are now being used for storing inventory, engineering, and specialty headset production. The Company believes that the Fort Pierce office presently possesses sufficient capacity for these uses. In the event that purchase orders were to exceed the capabilities of the Fort Pierce location or the Company's supply chain from the Far East were to be disrupted, the Company would immediately enter into subcontracting arrangements for the products with other third parties. A delay in establishing such arrangements, if necessary, could adversely affect the Company's ability to deliver products on a timely basis to its customers, which in turn could adversely affect the Company's operations. The Company, however, believes that subcontracting the manufacture of the Company's products could be accomplished on short notice given the simple design of the Company's products.

Concentrations of Credit Risk

The Company sells its products and services to OEMs, distributors and end users in various industries worldwide. The Company's 10 largest customers accounted for approximately 60% of revenues during fiscal 1999 and 40% of gross accounts receivable at October 31, 1999. For the nine months ended July 31, 2000, 10 customers comprised approximately 70% of total revenues and 3 customers each exceeded 8% of the July 31, 2000 accounts receivable, net of reserves. The Company does not require collateral or other security to support customer receivables.

The Company regularly assesses the realizability of its accounts receivable and performs a detailed analysis of its aged accounts receivable. When quantifying the realizability of accounts receivable, the Company takes into consideration the value of past due receivables and the collectibility of such receivables, based on credit worthiness.

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. The Company's cash equivalents consist of commercial paper and other investments that are readily convertible into cash and have original maturities of three months or less. The Company primarily maintains its cash and cash equivalents in two banks.

Competition

The lightweight telephone headset industry is highly competitive and characterized by a few dominant manufacturers. The Company is aware of several companies who manufacture telephone headsets, each of which possesses greater financial, manufacturing, marketing and other resources than the Company. Primary among the Company's competitors is Plantronics, the world's largest manufacturer of lightweight telephone headsets. Plantronics was founded by Mr. Larkin. The Company estimates Plantronics share of the market to be approximately 46% worldwide. Plantronics reported net sales from all of its products (including electronic amplifiers and other headset accessories and services) were approximately $286 million for the fiscal year 1999. Other competitors include GN Netcom, Inc. and Hello Direct. In 1997, GN NetCom, Inc. purchased both UNEX Corporation and ACS Wireless in an attempt to grow its market share through acquisitions and recently announced the potential acquisition of Hello Direct. ACS Wireless was founded by Mr. Larkin. The Company estimates that GN Netcom, Inc. has approximately 29% market share worldwide. These companies are well established and have substantially greater management, technical, financial, marketing and product development resources than Pro Tech.

The Company believes that in selecting telephone headsets, users primarily consider price, product quality, reliability, product design and features, and warranty terms. The Company believes that its headsets are superior in design and construction and substantially lower in price than the models currently available from the Company's competitors. No assurances can be given, however, that the Company's products will be perceived by users and distributors as providing a competitive advantage over competing headsets. In addition, no assurance can be given that competing technologies will not become available which are superior, less costly or marketed by better known companies. Also, certain customers may prefer to do business with companies with substantially greater resources than the Company.

In addition to direct competition from other companies offering lightweight telephone headsets, the Company may face indirect competition in its industry from technological advances such as interactive voice response systems which require no human operators for certain applications such as account balance inquiries or airplane flight information. The Company believes that this competition will be more than offset by increased demand for headsets as voice telecommunication applications expand.

Government Contracts

The Company currently is the contract provider of headsets to the Boeing Corporation, the prime contractor to NASA (National Aeronautical Space Administration), for headsets to be used in the international space station. Government contracts provide for cancellation at the government's sole discretion, in which event the contractor or subcontractor may recover its actual costs up to the date of cancellation, plus a specified profit percentage. Governmental expenditures for defense are subject to the political process and to rapidly changing world events, either or both of which may result in significant reductions in such expenditures in the proximate future. Government contracts or contracts with prime government contractors are not viewed as a significant part of the Company's business.

Research and Development

Company-sponsored research and development expenses aggregated approximately $21,400, $40,815 and $70,809 for the fiscal years ended October 31, 1997, 1998 and 1999, respectively, and $7,318 and $74,595 for the three and nine months ended July 31, 2000, respectively.

Environmental Regulation Compliance

Compliance with Federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, does not have any material effect upon the capital expenditures, earnings or competitive position of the Company.

Compliance by existing and potential customers of the Company with Federal, state and local laws and regulations pertaining to maximum permissible noise levels occurring from the operation of machinery or equipment or the conduct of other activities could be beneficial to sellers of noise reduction products and enhance demand for certain applications of the Company's technology, as well as products developed or to be developed by the Company. At the present time, it is premature to determine what quantitative effect such laws and regulations could have on the sale of the Company's products and technology.

Employees

The Company currently has 16 full-time employees and 3 part-time employees, including 3 persons in management, 5 persons in administration and shipping, 4 persons in marketing and 2 persons in assembly and production. The Company intends to hire up to 3 additional employees within the next six months, one of whom will work in engineering, 2 in marketing. None of the Company's employees are represented by a collective bargaining unit, and the Company believes that its relationship with its employees is good.

Business Segments

The  Company  operates  in  one  business  segment  (lightweight   headsets  for
commercial use) predominantly within one geographic area (North America).

Available Information

The Company files annual, quarterly and special reports, proxy statements and other information with the Securities Exchange Commission ("SEC"). You may read and copy any publically filed document at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Pro Tech's SEC filings are also available to the public from the SEC's website at "http://www.sec.gov."

DESCRIPTION OF PROPERTY

The Company's executive, sales and manufacturing offices occupy approximately 5,000 square feet of space located at 3309 and 3311 Industrial 25th Street, Fort Pierce, Florida 34946, pursuant to three leases expiring on November 30, 2000. The Company's aggregate monthly rent under all leases is $2,450. The Company considers its rental space adequate for its present operations, and believes additional space is available near its present location, if needed.

LEGAL PROCEEDINGS

The Company is not party to any legal proceeding.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The common stock began trading on the NASD OTC Bulletin Board on March 22, 1996. The Company's stock is currently being traded under the symbol "PCTU". The following table sets forth the average high and low bid prices of the common stock as reported by the NASD's OTC Bulletin Board for each of the fiscal quarters during the Company's last two fiscal years and the interim period of the current fiscal year. The market quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not represent actual transactions.


                  Year ended October 31, 2000   High     Low
                  ---------------------------  ------- -------
                    First Quarter              $0.310  $0.299
                    Second Quarter             $0.880  $0.788
                    Third Quarter              $0.670  $0.625
                    Fourth Quarter **          $0.640  $0.625

         ** Through 10/12/00


                  Year ended October 31, 1999   High     Low
                  ---------------------------  ------- -------
                    First Quarter              $ 0.50  $ 0.38
                    Second Quarter             $ 0.38  $ 0.27
                    Third Quarter              $ 0.50  $ 0.31
                    Fourth Quarter             $ 0.50  $ 0.19

                  Year ended October 31, 1998   High     Low
                  ---------------------------  ------- -------
                    First Quarter              $ 4.49  $ 4.20
                    Second Quarter             $ 2.86  $ 2.60
                    Third Quarter              $ 0.97  $ 0.94
                    Fourth Quarter             $ 0.36  $ 0.26

On November 1, 2000, the last reported sale of the Company's common stock as reported by the NASD OTC Bulletin Board was $0.750. As of November 1, 2000, there were approximately 52 record holders of the common stock.

The Company has neither declared nor paid any dividends on its shares of common stock since its incorporation in October 1994 and does not anticipate declaring a cash dividend in the reasonably foreseeable future. Any decisions as to the future payment of dividends will depend on the earnings and financial position of the Company and such other factors as the Board of Directors deems relevant. The Company anticipates that it will retain earnings, if any, in order to finance expansion of its operations.

See Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" for a description of the Company's sales of unregistered securities during fiscal 2000.

The annual meeting of the Company's shareholders was held on August 11, 2000. Shareholders voted to approve an amendment to the Company's Articles of Incorporation to increase the number of authorized shares of common stock from 10,000,000 shares to 40,000,000 shares and to create a new class of 1,000,000 shares of blank check preferred stock. The Company shareholders voted to amend the Company's 1998 Stock Option Plan increasing the number of shares under the 1998 Plan from 500,000 to 2,000,000 shares of common stock.

As part of the Stock Purchase Agreement executed on September 12, 2000, the Company appointed three representatives of NCT, Michael J. Parrella, Irene Lebovics and Cy E. Hammond, to the Company's Board of Directors.

DESCRIPTION OF SECURITIES

This offering consists of an aggregate of 32,967,438 shares of common stock of the Company that may be offered for sale by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of such shares. Each share of common stock of the Company has one vote per share. The Company has never declared a dividend on its common stock and has no present intention of doing so.

This offering includes 4,312,500 shares of common stock that the Company may issue upon the conversion of issued and outstanding shares of the Company's Series A Convertible Preferred Stock in accordance with the Company's Articles of Amendment to its Articles of Incorporation.

This offering also includes 172,500 shares of common stock that the Company may issue to pay the accretion on the stated value of the issued and outstanding shares of the Company's Series A Convertible Preferred Stock as provided in the Articles of Amendment to the Articles of Incorporation.

In addition, this offering includes 4,500,000 shares of common stock that the Company may issue upon the exercise of warrants that the Company issued to the investors in the Series A Convertible Preferred Stock private placement.

This offering also includes 559,375 shares of common stock issued by the Company to an outside consultant in conjunction with the execution of the Stock Purchase Agreement between the Company and NCT Hearing Products, Inc.

This offering also includes 23,423,063 shares of common stock that the Company issued to NCT Hearing Products, Inc. pursuant to the Stock Purchase Agreement between the Company and NCT Hearing Products, Inc.

SELECTED FINANCIAL DATA

The selected financial data set forth below is derived from the historical financial statements of the Company. The data set forth below is qualified in its entirety by and should be read in conjunction with the Company's "Financial Statements" and Item 7 -"Management's Discussion and Analysis of Financial Condition and Results of Operations" that are included elsewhere in this registration statement and prospectus. Operating results for the periods ended July 31, 2000 are not necessarily indicative of the results that may be expected for the year ending October 31, 2000.

                                      (In thousands, except per share amount)
                                              Years Ended October 31,
                                  ----------------------------------------------
                                    1995     1996     1997     1998     1999
                                  ----------------------------------------------
STATEMENTS OF OPERATIONS DATA:
Net sales                         $  831   $  853   $  997   $ 1,142   $ 1,091
Cost of goods sold                   359      282      334       470       415
                                  -------  -------  -------  --------  ---------
Gross profit                         472      571      663       672       676
Operating expenses                   415      505      703       921       897
                                  -------  -------  -------  --------  ---------
Operating income (loss)               57       66      (40)     (249)     (221)

Interest income                        2       28       29        25        10
Interest expense                      (2)     (14)       -         -        (1)
Other income (expense), net            1      (79)      (1)        -        (9)
                                  -------  -------  -------  --------  ---------
Income (loss) before income taxes     58        1      (12)     (224)     (221)
Income tax expense (benefit)          14        2        -        (1)        -
                                  -------  -------  -------  --------  ---------
Net income (loss)                 $   44       (1)     (12)     (223)     (221)
                                  =======  =======  =======  ========  =========

Income (loss) per share - basic   $ 0.02   $    -   $    -   $ (0.05)  $ (0.05)

Weighted average common shares
 outstanding - basic               2,462    3,414    4,123     4,254     4,254


                                    Three Months Ended      Nine Months Ended
                                         July 31,                July 31,
                                   ---------------------    --------------------
           (Unaudited)               1999       2000         1999       2000
                                   ---------  ----------   ---------  ----------
STATEMENTS OF OPERATIONS DATA:
Net sales                          $   269    $    507     $   770    $  1,025
Cost of goods sold                      95         164         289         288
                                   ---------  ----------   ---------  ----------
Gross profit                           174         343         481         737
Operating expenses                     240         351         676         862
                                   ---------  ----------   ---------  ----------
Operating income (loss)                (66)         (8)       (195)       (125)

Interest income                          2           -           9           2
Interest expense                         -         (11)          -         (24)
Other income (expense), net              -           -           -           -
                                   ---------  ----------   ---------  ----------
Income (loss) before income taxes      (64)        (19)       (186)       (147)
Income tax expense (benefit)             -           -           -           -
                                   ---------  ----------   ---------  ----------
Net income (loss)                  $   (64)   $    (19)    $  (186)   $   (147)
                                   =========  ==========   =========  ==========

Income (loss) per share - basic    $ (0.02)   $      -     $ (0.04)   $  (0.03)

Weighted average common shares
 outstanding - basic                 4,254       4,266       4,254       4,266

                                                 October 31,
                            ----------------------------------------------------
                               1995      1996      1997       1998       1999
                            ----------------------------------------------------
BALANCE SHEET DATA:
Total assets                $   879    $ 1,111    $1,239     $ 1,159    $  945

Total current liabilities       313         99        82         210       210
Long-term debt                    -          -         -           -         8
Retained earnings (deficit)      44         44        31        (192)     (413)
Stockholders' equity            563      1,011     1,157         949       728
Working capital                 473        878       997         725       494


                             July 31, 2000
                             --------------
        (Unaudited)
BALANCE SHEET DATA:
 Total assets                  $  1,475

 Total current liabilities          887
 Long-term debt                       2
Retained earnings (deficit)        (560)
 Stockholders' equity               586
 Working capital                    281


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and the notes thereto included herein.

Forward-Looking Statements

Statements  in  this  registration   statement  and  prospectus  which  are  not
historical facts are forward-looking statements which involve risks and uncertainties. The Company's actual results in fiscal 2000 and beyond may differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. Important factors that could cause actual results to differ materially include but are not limited to the Company's ability to: achieve profitability; achieve a competitive position in design, development, production and distribution of headsets and related products; produce a cost effective product that will gain acceptance in relevant commercial and other product markets; increase revenues from products; realize funding from product sales to sustain the Company's current level of operation; timely introduce new products; maintain satisfactory relations with its customers; attract and retain key personnel; prevent invalidation, abandonment or expiration of patents owned or licensed by the Company; maintain and expand its strategic alliances; and protect Company know-how, inventions and other secret or unprotected intellectual property.

Results of Operations

Three months ended July 31, 2000 compared to three months ended July 31, 1999.

For the quarter ended July 31, 2000, the Company realized a net loss of $(19,133) compared to a net loss of $(64,631) for the quarter ended July 31, 1999. The current reporting year loss improved as result of an increase of sales of the Company's new telephone products along with maintaining the current spending levels to the operation.

Net sales for the current period were 88% above the comparable 1999 period, $506,826 versus $269,379 respectively. These sales resulted from the market introduction of the Company's telephone headset products targeted for the telephone headset user. Sales were to several small office and call-center environments. The Company hopes to continue to expand the penetration of this market through its existing direct and distributor channels. In addition, the Company has increased shipments this quarter as a result of a marketing agreement with Hello-Direct, a large manufacturer and distributor of telephone headsets and telephony equipment, to market and sell Pro Tech's Trinity headset. The agreement provides for the marketing and distribution of headsets through Hello-Direct's large catalog distribution channel. In addition the Company has begun the sale on its own of this new telephone headset, the Trinity, to several customers. Several of these customers responded positively to this headset. The Company expects sales to increase upon the market introduction of several new products planned for sale during the fourth quarter of the current fiscal year. Although this is the Company's intention, there can be no assurances that such sales will occur in the fourth quarter or at any time in the future.

The Company continued the sale of its fast food products through distributors augmenting these sales with direct sales from the Company's own outbound telemarketing operation. Sales remained strong in this market particularly through the Company's distributor sales channel. In addition, the Company continues to benefit from a previously announced market introduction of colored headsets at the International McDonald's Convention.

Gross margin percent improved 3.06% to 67.66% versus 64.60% in the comparable 1999 period as result of the cost savings from the transition of all production offshore to the Far East. This action showed a major reduction in cost of goods produced through the Company's now established Far East manufacturing partners. However this improvement was offset by the need to continue to produce some sub-assemblies at the Company's corporate offices in order to support the dramatic increase in sales this quarter. The Company plans to keep the same supply-chain and manufacturing process in place for all existing and new products planned for market introduction in the 4th quarter of the current fiscal year. Selling, general and administrative expenses (SG&A) for the fiscal year were $351,174 or 69% of revenues versus $240,364 or 89% in revenues in the comparable 1999 period. This increase of $110,810 was the result of the Company's increasing expenditures in marketing and sales relating to the expansion into the telephone headset market.

The Company increased its total marketing and associated advertising expenses to $109,940 with $97,266 in the comparable 1999 period to support several telephone trade shows attended by the Companies marketing staff. These trade shows allowed the Company the opportunity to successfully present the new products planned for market introduction in the current fiscal year along with the opportunity to perform needed market research necessary to have successful product introductions in the future. The Company also incurred one-time charges of $15,000 in support of an existing investment banking relationship.

The Company has continued its investment in research and development and new product development accounting for investments in mold designs and component testing. The Company is also reviewing several possible alliances with companies that have complementary products, which could provide access into several key accounts in the telephone market. Although this is the Company's intention, there are no formal agreements in place and no assurances can be given that they will occur in the future. Net depreciation expenses increased to $10,371 or 2.1% of revenues in the current fiscal year versus $9,942 or 3.6% of revenues in the comparable 1999 period. This increase was as a result of an increased investment in production molding associated with new product development.

Nine months ended July 31, 2000 compared to nine months ended July 31, 1999.

For the nine months ended July 31, 2000, the Company realized a net loss of $(146,977) compared to a net loss of $(186,411) for the nine months ended July 31,1999. The current reporting year loss improved as result of an increase of sales of the Company's new telephone products along with maintaining the current spending levels to the operation.

Net sales for the current period were 33% above the comparable 1999 period, $1,025,164 versus $769,624, respectively. These sales resulted from the market introduction of the Company's telephone headsets products targeted for the telephone headset user. Sales were to several small office and call-center environments. The Company hopes to continue to expand the penetration of this market through its existing direct and distributor channels. In addition, the Company continues to benefit from an expanded marketing agreement with Hello-Direct, a large manufacturer and distributor of telephone headsets and telephony equipment, to market and sell Pro Tech's Trinity headset. The agreement provides the market and distribution of headsets through Hello-Direct's large catalog distribution channel. In addition the Company has begun the sale on its own of this new telephone headset, the Trinity, to several customers. Several of these customers responded positively to this headset. The Company expects sales to increase upon the market introduction of several new products planned in the fourth quarter of the current fiscal year. Although this is the Company's intention, there can be no assurances that such sales will occur in the fourth quarter or at any time in the future.

Gross margin percent improved 9.36% to 71.88% versus 62.52% in the comparable 1999 period primarily as a result of an adjusting entry of cost of good expenses accrued in the previous year offset this year along with the cost savings from the transition of all production offshore to the Far East. This action showed a major gain in cost of goods produced through the Company's now established Far East manufacturing partners. The Company plans to keep this same supply-chain in place for all current and new products planned for market introduction in the 4th quarter of the current fiscal year. Selling, general and administrative expenses (SG&A) for the fiscal year were $861,521 or 84% of revenues versus $676,383 or 88% in revenues in the comparable 1999 period. This increase of $180,592 was the result of the Company's expansion into the telephone headset market.

The Company increased its total marketing and advertising expenses to $129,856 from $112,614 in the comparable 1999 period to support several telephone trade shows attended by the Companies marketing staff. These trade shows allowed the Company the opportunity to successfully present the new products planned for market introduction in the 2nd quarter of the current fiscal year along with the opportunity to perform market research necessary to have successful product introductions in the future.

The Company has continued its investment in research and development and new product development accounting for investments in mold designs and component testing. The Company is also reviewing several possible alliances with companies that have complimentary products which could provide access into several key accounts in the telephone market. Although this is the Company's intention, there are no formal agreements in place and no assurances can be given that they will occur in the future. Net depreciation expenses increased to $30,878 or 3.0% of revenues in the current fiscal year versus $28,175 or 3.7% of revenues in the comparable 1999 period. This increase was as a result of an increased investment in production molding associated with new product development.

Year ended October 31, 1999 compared to the year ended October 31, 1998.

For the year ended October 31, 1999, the Company realized a net loss of $(221,065) compared to a net loss of $(223,416) for the year ended October 31, 1998. The current reporting year loss was attributed to three factors: (1) the Company maintained production of its products at the Company's Florida office for nine months of this fiscal year corresponding with incurring one-time charges from the transition of the Company's production operations to the Far East; (2) the Company's revenues were negatively impacted late in the second half of this fiscal year as a result of a competitor's attempt to take away the Company's distributor selling channel in the fast-food market; and (3) a five-week delay in the market introduction of the Company's telephone headsets as a result of the Taiwan earthquake in the 4th quarter of fiscal year 1999. For fiscal year 1998, the loss is attributed to the following adjustments: (1) an additional accrued warranty expense of $97,000, (2) the write-off of $36,062 owed to the Company from the closing of the Company's investment banker firm under retainer; (3) a one time charge of $50,000 to the Company's production department as a result of a product recall; and (4) the payment of $25,000 due to the result of a mediated settlement with the Company's public relations firm.

Net sales generated during the year ended October 31, 1999 decreased 4.5% to $1,090,551 from $1,142,482 in fiscal year ended October 31, 1998. This decrease in sales was as a result of two factors: (1) delays in the market introduction of several telephone products resulting in very little sales benefit for the current fiscal year and (2) the adoption of the Company's distributor sales strategy from one of the Company's direct competitors in the fast food market. This action from this competitor severely impacted the ability of Pro Tech to sell into this channel in the fourth quarter of the fiscal year 1999. This channel represented 72% of the Company's sales volume for the fiscal year. The Company, after realizing this competitive tactic, countered with increased discounts of the Company's products. The result of this counter action has allowed the Company to recoup approximately 30% of the revenues lost late in the current fiscal year and the Company plans on using the same tactics to win back business lost during this period in fiscal year 2000.

The Company continued the sale of its products through distributors augmenting these sales with direct sales from the Company's own outbound telemarketing operation. During fiscal year 1999, the Company sold 6.8% less headsets (units) than the comparable fiscal 1998 twelve-month period. Net unit sales of fast-food headsets decreased 6.7% primarily from the increase in competitive activity described in the previous paragraph. Consistent with the Company's objectives, the indirect distribution channel accounted for 64% of net revenues and 72% unit volumes versus 64% of net revenues and 74% of unit volumes in the comparable 1998 period. The Company has successfully maintained its relationship with The McDonald's Corporation and once again was selected to be a part of McDonald's International Owner Operator's trade show held in April 2000. In addition, the Company has been invited to present its products at KFC's International trade show planned to be held in January of fiscal year 2000. Sales from outside the fast-food market were negligible as a result of delays in the market introduction of the Company's telephone product line. The Company expects sales to increase upon the market introduction of new products planned in the 1st and 2nd quarter of fiscal year 2000.

Gross margin percent increased 3.13% to 61.95% versus 58.82% in comparable 1998 period as result of the fourth quarter cost savings from the transition of all production offshore to the Far East. This action showed a 48% gain in cost of goods produced through the Company's now established Far East manufacturing partners. The Company plans to keep this same supply chain in place for all existing and new products planned for market introduction in the 1st and 2nd quarter of fiscal year 2000.

Selling, general and administrative expenses (SG&A) for the fiscal year were $893,384 or 81% of revenues versus $882,385 or 76% in revenues in the comparable 1998 period. This increase was the result of several factors. First, in fiscal year 1999, an unaffiliated investment banking firm was retained in order to proceed with the structuring of a potential investment of capital into the Company. The capital would be used for new product development along with the associated expansion of sales personnel developing the telephone market. For fiscal year 1999, the Company's expenses to this firm were $35,000. Second, the Company increased its marketing and advertising expenses to $98,738 from $43,143 in the comparable 1998 period to support several telephone trade shows attended by the Companies marketing staff. These trade shows allowed the Company the opportunity to successfully present the new products planned for market introduction in the 1st and 2nd quarter of fiscal year 2000 along with the opportunity to perform needed market research necessary to have successful product introductions in the future. The Company has continued its investment in Research and Development and new product development accounting for investments mold designs and component testing. Although this is the Company's intention there is no formal agreements in place and no assurances that they will occur in the future. The Company is also reviewing several possible alliances with companies that have complimentary products which could provide access into several key accounts in the telephone market. The Company was able to reduce its accrued expenses associated with warranty charges for its product to $78,038 in 1999 from $152,503 1998. This change was as a result of major improvements made in the quality and price of components used in the company's products.

Depreciation expenses increased to $45,222 or 4% of revenues in the current fiscal year versus $38,783 or 3% of revenues in the comparable 1998 period. This increase was as a result of an increased investment in production molding associated with new product development along with investment in the improvement of the Company's trade show marketing displays being used in call-center trade shows.

The Company generated interest income of $10,202 for fiscal year 1999 as compared to $24,719 for the comparable 1998 year. The interest income resulted from the Company's investment of the net proceeds from the private placement of securities into short-term certificates of deposits less cash available for investment used in operations.

Year ended October 31, 1998 compared to the year ended October 31, 1997.

For the year ended October 31, 1998, the Company realized a net loss of $(223,416) compared to a net loss of $(12,241) for the year ended October 31, 1997. This difference is attributed to the following adjustments: (1) an additional accrued warranty expense of approximately $97,000, (2) the write-off of $36,062 owed to the Company from the closing of the Company's investment banker firm under retainer, (3) a one time charge of approximately $50,000 to the Company's production department as a result of a product recall (4) the payment of $25,000 due to the result of a mediated settlement with the Company's public relations firm.

Net sales for the year ended October 31, 1998 totaled $1,142,482 versus $996,993 representing an increase of $145,489 or 14.6% over fiscal 1997. The Company continued the sale of its products through distributors augmenting these sales with direct sales from the Company's own outbound telemarketing operation. The Company sold 19.7% more headsets (units) in fiscal 1998 compared to fiscal 1997. Net unit sales of the ProCom headset increased 8% primarily from the expansion of sales into international markets. Consistent with the Company's objectives, the indirect distribution channel accounted for 64% of net revenues and 74% unit volumes versus 63% of net revenues and 70% of unit volumes in the comparable 1997 period. Sales form the Freedom headset, and adaptation of the ProCom headset, increased to 10% of sales to the fast-food market as this headset begins to receive market acceptance.

Gross margin percent decreased 8% to 58% versus 66% in the comparable 1997 period partially as a result of the above mentioned non-recurring recall expense of approximately $50,000. The Company has since received customer assurances of the acceptance of the changes made in the product recall.

Selling, general and administrative expenses for the fiscal year were $882,385 versus $698,785 in the comparable 1997 period. This increase was the result of several factors. First, the Company incurred a $97,000 charge in accrued warranty expense to support the continual increase in sales of its products and warranty activity. Second, the Company has continued its investment in research and development and new product development accounting for investments in mold designs and component testing. The Company intends to and is currently reviewing the feasibility of adapting new sound technologies into its current and all future products. The adaptation may result in several alliances with companies that have these patented technologies. Although this is the Company's intention, there are no formal agreements in place and no assurances that they will occur in the future. Finally, the Company has increased its investment in marketing and advertising expenses to support the introduction of several new products in fiscal year 1999. In addition, in the fiscal year 1997, an unaffiliated investment banking firm was retained in order to proceed with the structuring of a potential purchase of another business. The acquisition did not occur therefore requiring the balance of the retainer, $36,062, to be repaid to the Company. The firm did not honor its agreement and in fiscal year 1998 announced that it closed its business. The Company, consequently, assumed this loss.

The Company generated interest income of $24,719 for fiscal year 1998 as compared to $28,688 for the comparable 1997 year. The interest income resulted from the Company's investment of the net proceeds from the 1996 private placement of securities into short-term certificates of deposits.

Liquidity and Capital Resources

The Company's current ratio (current assets to current  liabilities) was 1.32 to
1.00 at July 31, 2000 as compared to 2.88 to 1.00 at July 31, 2000. At July 31, 2000, the Company's current assets exceeded its current liabilities by approximately $281,038. The current ratio (current assets to current liabilities) of the Company was 3.36 to 1.00 at October 31, 1999, as compared to
4.45 to 1.00 as of October 31, 1998. At October 31, 1999, the Company's current assets exceeded its current liabilities by approximately $494,148.

During the current fiscal year ending October 31, 2000, the Company has funded its working capital requirements with cash flow from operations and short-term borrowings. Management does not believe that the Company has sufficient funds to meet the Company's anticipated working capital requirements for the next 12 months. As such, on December 22, 1999, the Company entered into a short-term factoring arrangement providing for advances of up to $300,000, based on 80% of selected accounts receivable factored under the agreement on a recourse basis. The Company is charged a factoring fee of 1% of each advance, plus 2% per month on advances outstanding. In addition, the minimum fee charged per month is 1% of the total factoring plan, or $3,000, during the life of the agreement, which is for a six-month term with automatic renewals of additional six-month terms, unless terminated by the Company with 30 days notice. The Company's obligations are collateralized by all of the Company's accounts receivable, inventory, and equipment. During 2000, the Company has obtained advances totaling $339,446 under the agreement.

In addition, in order for the Company to maximize the potential of the telephone user market and to enable the Company to expand into additional markets, including government agencies and personal computers, the Company will require additional capital. On March 27, 2000, the Company obtained a loan from Westek Communications Inc. for $150,000 payable in one year with an interest rate of 8.5%. These funds will finance ongoing product development along with the associated market introduction and promotion of these new products. It is anticipated that the Company will seek to raise additional financing as a result of its relationship with NCT Hearing Products, Inc. and its parent company NCT Group, Inc. On June 7, and July 7, 2000, the Company obtained bridge financing of $300,000 through its relationship with NCT Group, Inc. in order to support existing product development and working capital requirements.

There were no material commitments for capital expenditures as of July 31, 2000, and no other material commitments are anticipated in the near future.

On September 12, 2000, the Company entered into a Stock Purchase Agreement with NCT's subsidiary, NCT Hearing, pursuant to which NCT Hearing granted an exclusive license to the Company for rights to certain NCT technologies for use in lightweight cellular, multimedia and telephony headsets. The license is royalty free unless and until NCT Hearing owns less than 50% of the Company's common stock on a fully diluted basis. If NCT Hearing's percentage ownership of common stock is less than 50%, the Company will be required to pay NCT Hearing a royalty of 6% of net sales. In consideration for this license, the Company issued 60% of its common stock on a fully diluted basis to NCT Hearing. These shares are included in this registration statement and prospectus. As a condition precedent to the closing of the transaction, NCT arranged $1.5 million in equity financing for the Company through the sale of the Company's convertible preferred stock (see below).

On September 29, 2000, the Company entered into a Securities Purchase and Supplemental Exchange Rights Agreement with NCT, Austost, Balmore and Zakeni Limited to consummate the $1.5 million financing arranged by NCT for the Company in connection with its sale of Pro Tech Preferred to the Pro Tech Investors. The Pro Tech Preferred consists of 1,500 designated shares, par value of $0.01 per share and a stated value of one thousand dollars ($1,000) per share with accretion of four percent (4%) per annum on the stated value payable upon conversion or exchange in either cash or common stock at the election of the Company. Under such agreement, the Pro Tech Investors may elect to exchange their Pro Tech Preferred for shares of NCT common stock or convert their Pro Tech Preferred for shares of the Company's common stock at a conversion price which shall be the lesser of (i) the then lowest average of the average closing bid price for a share of the Company's common stock as reported on the NASD OTC Bulletin Board for any consecutive five day period out of fifteen trading days preceding the date of such conversion, less a discount of 20%; or (ii) a fixed conversion price of $0.50. This registration statement and prospectus includes 4,312,500 shares of the Company's common stock, together with an additional 172,500 shares of our common stock, that the Pro Tech Investors may offer to sell if they elect to convert their Pro Tech Preferred into the Company's common stock. The additional 172,500 shares of common stock will allow the Company to pay the 4% annual accretion on the Pro Tech Preferred.

In connection with the execution of the Securities Purchase and Supplemental Exchange Rights Agreement on September 29, 2000, the Company issued warrants to the Pro Tech Investors to acquire 4.5 million shares of the Company's common stock. Such warrants are exercisable at $0.50 per share and expire on October 28, 2003. In addition, the Company has the right to require the warrant holders to exercise upon a call from the Company. The warrants are callable as follows:
(i) one third of the warrants are callable by the Company if the closing bid price of the common stock for each of the previous fifteen trading days equals or exceeds $0.68 per share and the average daily trading volume during such period is equal to or exceeds 150,000 shares; (ii) two thirds of the warrants are callable by the Company if the closing bid price of the common stock for each of the previous fifteen trading days equals or exceeds $0.94 per share and the average daily trading volume during such period is equal to or exceeds 150,000 shares; and (iii) the warrants are callable in their entirety by the Company if the closing bid price of the common stock for each of the previous fifteen trading days equals or exceeds $1.135 per share and the average daily trading volume during such period is equal to or exceeds 150,000 shares. The shares that the Company may issue upon exercise of the warrants are included in this registration statement and prospectus.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements with independent accountants on accounting and financial disclosure matters as of the Company's fiscal 1999 10-KSB filing, filed as of January 31, 2000, as amended April 12 and April 26, 2000.

Morgan, Jacoby, Thurn, Boyle & Associates, P.A. ("Morgan Jacoby"), independent public accountants, currently serves as the Company's independent auditors. Morgan Jacoby acted as auditors of the Company for the fiscal year ended October 31, 1999 and will audit the accounts of the Company for the fiscal year ending October 31, 2000.

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth the names, ages, positions and the offices held by each of the executive officers and directors of the Company as of October 23, 2000.

      Name                Age             Positions and Offices
      -----------         ---   ---------------------------------------
      Keith Larkin         76   Chairman of the Board, Chief Executive
                                   Officer and Treasurer
      Richard Hennessey    41   President, Director and Secretary
      Michael J. Parrella  52   Director
      Cy E. Hammond        46   Director
      Irene Lebovics       47   Director

Keith Larkin is the founder, Chairman of the Board of Directors, Chief Executive Officer and Treasurer of the Company. Mr. Larkin's 30-year professional career has been devoted to designing, manufacturing and marketing his new designs in lightweight telephone headsets. In 1961, Mr. Larkin founded Plantronics, the current industry leader in lightweight telephone headsets with annual sales of all its products (including the electronic amplifier) in 1999 of approximately $286 million. From 1961 until he sold his interest in 1967, Mr. Larkin served as the President and Chairman of Plantronics, during which Plantronics established itself as the main source of lightweight telephone headsets to the telephone industry and provided the headsets for NASA Mercury, Gemini and Apollo moon flights. In the late 1970's, Mr. Larkin conceived, developed and patented a new design in headsets to compete against Plantronics' headsets. With Mr. Larkin as its President, ACS Wireless attained $1 million monthly sales figures to the telephone market within three years of operation and replaced Plantronics' headsets on the NASA Space Shuttle. In 1986, he left ACS Wireless to become involved in Christian children's relief programs in Haiti and Honduras for a period of three years. From January 1989 to August 1991, Mr. Larkin served as the President of Advanced Recreational Technology, Inc., an engineering research and development company owned by Mr. Larkin. In August 1991, Mr. Larkin founded Pro Tech Systems, a California limited partnership that he managed as general partner. Pro Tech Systems was formed to design, manufacture, and market lightweight telephone headsets. Upon the transfer of all of the assets of Pro Tech Systems to the Company in November 1994, Mr. Larkin became the Chairman of the Board of Directors, Chief Executive Officer, President and Treasurer of the Company, positions which he held until February 2, 1998, when he resigned as President of the Company but retained his position as Chairman of the Board of Directors, Chief Executive Officer and Treasurer.

Richard Hennessey joined the Company as Director of Marketing in August 1995 and was appointed Vice President Marketing on June 10, 1996. On August 4, 1998, Mr. Hennessey was appointed to Secretary and Director of the Company. On February 2, 1999 Mr. Hennessey was appointed President and Chief Operating Officer of the Company. From 1982 through 1984, Mr. Hennessey was a salesman with the computer sales division of Lanier Business Products located in Boston, Massachusetts. From 1984 through April 1994, Mr. Hennessey held various new venture sales and sales management positions with Digital Equipment Corporation. From January 1995 until Mr. Hennessey joined the Company, he was engaged in voluntary missionary work.

Michael J. Parrella currently serves as a Director of the Company. Mr. Parrella is Chairman of the Board of Directors and Chief Executive Officer of NCT. From November 1994 to July 1995, Mr. Parrella served as Executive Vice President of NCT. Prior to that, from February 1988 until November 1994, he served as President and Chief Operating Officer of NCT. He initially became a director of NCT in 1986 after evaluating the application potential of NCT's noise cancellation technology. At that time, he formed an investment group to acquire control of the Board of Directors and to raise new capital to restructure NCT and its research and development efforts. Mr. Parrella also serves as Chief Executive Officer and Acting President of NCT Audio Products, Inc. ("NCT
Audio"), a subsidiary of the Company, a position to which he was elected on September 4, 1997. He became a director of NCT Audio on August 25, 1998. Mr. Parrella is a director of Advancel Logic Corp. ("Advancel"), a subsidiary of NCT, serves as Chairman of the Board of Distributed Media Corporation ("DMC"), a subsidiary of NCT, serves as Chairman of the Board of NCT Hearing Products, Inc. ("NCT Hearing"), a subsidiary of NCT, and serves as Chairman of the Board of Midcore Software, Inc., ("Midcore"), a subsidiary of NCT.

Cy E. Hammond currently serves as a Director of the Company. Mr. Hammond is Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of NCT. He joined NCT as Controller in January 1990 and was appointed a Vice President in February 1994. Mr. Hammond also serves as Acting Chief Financial Officer and Treasurer of NCT Audio, a position to which he was elected on September 4, 1997, and Acting Chief Financial Officer, Treasurer and Assistant Secretary for Advancel, a position to which he was elected on January 5, 2000. Mr. Hammond serves as a director of Midcore. During 1989, he was Treasurer and Director of Finance for Alcolac, Inc., a multinational specialty chemical producer. Prior to 1989 and from 1973, Mr. Hammond served in several senior finance positions at the Research Division of W.R. Grace & Co., the last of which included management of the division's worldwide financial operations.

Irene Lebovics currently serves as a Director of the Company. Ms. Lebovics is President and Secretary of NCT and President of NCT Hearing. On January 5, 2000, Ms. Lebovics was elected Acting Chief Marketing Officer and Secretary of Advancel. She joined NCT as Vice President of NCT and President of NCT Medical Systems ("NCTM") in July 1989. In March 1990, NCTM became part of NCT Personal Quieting and Ms. Lebovics served as President. In January 1993, she was appointed Senior Vice President of NCT. In November 1994, Ms. Lebovics became President of NCT Hearing. From August 1, 1995, to May 1, 1996, she also served as Secretary of NCT. Ms. Lebovics has held various positions in product marketing with Bristol-Myers, a consumer products company, and in advertising with McCaffrey and McCall. Ms. Lebovics serves as a director of DMC and Midcore.

EXECUTIVE COMPENSATION

Executive Compensation and Summary Compensation Table

Set forth below is certain information for the three fiscal years ended October 31, 1999, 1998 and 1997 relating to compensation received by the Company's Chief Executive Officer and, if applicable, the other four most highly compensated officers of the Company whose total annual salary and bonus for the fiscal year ended October 31, 1999 exceeded $100,000.



                                                                           Securities
                                                             Other           Underlying         All
 Name and Principal                 Salary     Bonus         Annual        Options/Warrants     Other
     Position              Year      ($)         ($)      Compensation ($)     SARs (#)      Compensation
------------------------ -------- ---------- ----------- ----------------- ---------------- --------------
Keith Larkin              1999    $ 25,000   $    -        $      -           540,000         $      -
 Chairman of the Board    1998     45,000         -               -                 -                -
 Chief Executive Officer  1997     42,500         -               -                 -                -
 and Treasurer

Compensation Arrangements with Certain Officers and Directors

The Company had an employment agreement with Keith Larkin, which was terminated on February 2, 1999. The agreement provided for a maximum annual salary of $90,000 with additional amounts added using the consumer price index as a minimum. Mr. Larkin was eligible for the maximum annual salary during a given year only if the Company generated annual sales of at least $2,000,000 and pre-tax income equal to at least 20% of the Company's annual sales. Since the Company did not meet the minimum requirements during fiscal years 1997, 1998 or 1999, the Board of Directors paid Mr. Larkin the compensation set forth in the preceding table.

The Company has no set salary obligations to Mr. Larkin for his services for the current or future fiscal years. Mr. Larkin, however, has agreed to assign to the Company all of his rights, title and interest in and to any and all inventions, discoveries, developments, improvements, processes, trade secrets, trademark, copyright and patent rights of which he conceives during his tenure as Chairman of the Board of Directors, Chief Executive Officer and Treasurer of the Company.

The Company does not have a written employment agreement with Richard Hennessey. During each of the fiscal years ended October 31, 1999, 1998 and 1997, Mr. Hennessey received a salary of $51,000, $51,000 and $45,000, respectively.

Messrs. Larkin and Hennessey did not receive any additional compensation for serving as directors of the Company.

Compensation of Directors

No directors of the Company have received any fees for serving as a director.

Stock Options and Warrants

The following table summarizes the stock option activity of the Company's executive officers during fiscal 1999:

                         Options Granted in Fiscal 1999

                                     Percent of
                                    Total Options
                                      Granted
                      Shares        To Exercise
                     Underlying    Employees Fiscal    Price      Expiration
Name              Options Granted     Year 1999       Per Share      Date
----              ---------------     ---------       ---------      ----
Keith Larkin            540,000(1)        73%          $  0.50      4/15/01(1)
Richard Hennessey       200,000(2)        27%          $  0.38      4/13/04(2)

(1) Options to purchase these shares were granted on April 15, 1996 pursuant to the 1996 Stock Option Plan, and the options were to expire on April 14, 1999. On April 13, 1999, the Board of Directors extended the expiration date for these options until April 15, 2001.

(2) Options to purchase these shares were granted on April 13, 1999 pursuant to the 1998 Plan and are exercisable until April 13, 2004. The vesting schedule of such grant is as follows: 100,000 shares, immediately; 50,000 shares on April 13, 2000; and 50,000 shares on April 13, 2001.


                1999 Aggregated Option and Warrant Exercises and
                   October 31, 1999 Option and Warrant Values

The following table sets forth certain information with respect to the exercise of options and warrants to purchase common stock during the fiscal year ended October 31, 1999, and the unexercised options and warrants held and the value thereof at that date, by each of Mr. Larkin and Mr. Hennessey.

                                                     Number of Shares
                    Number                              Underlying                 Value of Unexercised
                      of                             Unexercised Options            In-the-Money Options
                    Shares                            and Warrants at                 And Warrants at
                   Acquired                           October 31, 1999               October 31, 1999
                      On          Value       ---------------------------------- -------------------------
    Name           Exercise (#)   Realized (#) Exercisable (#) Unexercisable (#) Exercisable Unexercisable
----------------   ------------  ------------- --------------- ----------------- ----------- -------------
Keith Larkin             -              -          540,000                -        $    -        $   -
Richard Hennessey        -              -          200,000          150,000        $    -        $   -

During fiscal year 1999, neither Mr. Larkin nor Mr. Hennessey exercised any stock options. The fair market value of the Company's common stock as of October 31, 1999 was less than the exercise price for both Mr. Larkin's and Mr. Hennessey's stock options. Accordingly, as of October 31, 1999, Mr. Larkin's and Mr. Hennessey's unexercised stock options had no value.

      1996 Stock Option Plan

On April 15, 1996, the Board of Directors of the Company adopted the Company's 1996 Stock Option Plan. The 1996 Plan provides for the grant by the Company of options to purchase up to an aggregate of 590,000 of the Company's authorized but unissued shares of common stock (subject to adjustment in certain cases including stock splits, recapitalizations and reorganizations) to officers, directors, consultants, and other persons rendering services to the Company.

The purposes of the 1996 Plan are to provide incentive to employees, including officers, directors and consultants of the Company, to encourage such persons to remain in the employ of the Company and to attract to the Company persons of experience and ability. The 1996 Plan terminates on April 15, 2002.

Options granted under the 1996 Plan may be either incentive stock options within the meaning of the Internal Revenue Code of 1986, as amended, or options that do not qualify as incentive options. The exercise price of incentive options must be at least equal to the fair market value of the shares of common stock on the date of grant; provided, however, that the exercise price of any incentive option granted to any person who, at the time of the grant of the option, owns stock aggregating 10% or more of the total combined voting power of the Company or any parent or subsidiary of the Company, must not be less than 110% of the fair market value

On April 15, 1996, 540,000 and 50,000 shares were granted to the Company's then president and officers, respectively, at an option price of $0.50 per share. The stock option exercise price was the fair value at the date of the grant, which was determined from the price paid per share during the Company's stock offering carried out in 1996. The stock options are exercisable upon the grant date, extending over a period of three years.

Prior to fiscal year 1998, the Company received $25,000 upon issuance of 50,000 shares of common stock upon the exercise of 50,000 options by the Company's officers. On April 13, 1999 the remaining 540,000 options issued to the Company's previous president were extended for 2 years to April 15, 2001.

      1998 Stock Option Plan

On March 5, 1998, the Board of Directors adopted the 1998 Stock Option Plan for the benefit of directors, officers, employees and consultants to the Company. The 1998 Plan authorized the issuance of up to 500,000 shares of common stock. On August 4, 1998, 200,000 and 100,000 shares were granted to the Company's officers and employees, respectively, at an option price of $0.375 per share. The stock option exercise price was the fair market value of a share of common stock at the date of the grant. Options to purchase 150,000 shares of common stock granted to Richard Hennessey vest and are exercisable as follows: 50,000 immediately, 50,000 on August 4, 1999 and 50,000 on August 4, 2000. The remaining options vested immediately. All options are exercisable over a three-year period from the date of vesting.

On April 13, 1999, the remaining 1998 Plan options to purchase 200,000 shares were granted to Richard Hennessey at an option price of $0.38 per share. The stock option exercise price was greater than the fair market value of a share of common stock at the date of the grant. The options vest and are exercisable as follows: 100,000 immediately; 50,000 on April 13, 2000; and 50,000 on April 13, 2001. The options expire April 13, 2004.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Company's Board of Directors for the last completed fiscal year consisted of Richard Hennessey, President of the Company and Keith Larkin, Chief Executive Officer and Treasurer of the Company.

Report on Executive Compensation by the Compensation and Stock Option Committees

The primary objective of the compensation policy of the Company is to align executive compensation in a way that will encourage enhanced shareholder value, while concurrently allowing the Company to attract, retain and satisfactorily reward all employees who contributed to the Company's long-term growth and economic success. The main principles of the compensation program are (1) the development of incentive plans, (2) the attainment of both the Company's short-term and long-term growth operational goals and strategic initiatives, (3) the development of competitive compensation packages that will enable the Company to attract, retain and motivate high caliber employees without depleting the Company's resources, and (4) to provide incentives to the Company's executives and other employees to share in appreciation of the price of the Company's common stock, thereby aligning their interests with those of the Company's shareholders. The compensation program for the Company's executives includes an annual salary and stock options.

                                    THE COMPENSATION COMMITTEE


                                    By:        /s/ KEITH LARKIN
                                          -----------------------------------
                                          Keith Larkin
                                          Chairman of the Board of Directors

                                              /s/ RICHARD HENNESSEY
                                          -----------------------------------
                                          Richard Hennessey
                                          President and a Director

Performance Graph

Note: The stock price performance shown on the graph below is not necessarily indicative of future price performance.

                          Pro Tech Communications, Inc.
                              Stock Performance (1)


                                [OBJECT OMITTED]


     ----------------------------------------------------------------
                            10/31/96  10/31/97  10/30/98  10/29/99
     ----------------------------------------------------------------
     PCTU                      100       187       21        13
     ----------------------------------------------------------------
     NASDAQ Composite Index    100       132      147       246
     ----------------------------------------------------------------
     NASDAQ Telecommunications
            Stock Index (2)    100       145      199       364
     ----------------------------------------------------------------

(1) Assumes an investment of $100.00 in the Company's common stock and in each index on October 31, 1996.

(2) The Company has selected the NASDAQ Telecommunications Stock Index composed of companies in the telecommunications industry listed on the NASDAQ National Market System because it is unable to identify a sufficient peer group or an appropriate published industry or line of business index other than the NASDAQ Telecommunications Stock Index.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of October 23, 2000, information concerning the shares of common stock beneficially owned by each person who, to the knowledge of the Company, is (i) the beneficial owner of more than five percent of the common stock of the Company, (ii) each director of the Company, (iii) the five most highly compensated executive officers of the Company, if such compensation was at least $100,000, (including the Company's Chief Executive Officer) in the last fiscal year, and (iv) all executive officers and directors of the Company as a group. Except as otherwise noted, each beneficial owner has sole investment and voting power with respect to the listed shares.


                                              Amount and Nature    Approximate
                                               of Beneficial        Percentage
Name of Beneficial Owner                         Ownership          of Class
------------------------                     ------------------    -------------
Keith Larkin                                   1,380,000(1)            4.8%
Richard Hennessey                                300,000(2)            1.1%
Michael J. Parrella(4)                                 -                 -
Irene Lebovics(4)                                      -                 -
Cy E. Hammond(4)                                       -                 -
NCT Hearing Products, Inc.                    23,423,063              82.9%
Austost Anstalt Schaan                         2,007,768(3)            6.6%
Balmore S.A.                                   2,007,768(3)            6.6%
Zakeni Limited                                 4,015,537(3)           12.4%
All Executive Officers and Directors as a
 Group (5 persons)                             1,680,000(1)(2)         5.8%
----------------

Note: Assumes the exercise of currently exercisable options or warrants to purchase shares of common stock and the conversion of convertible securities. The percentage of class ownership is calculated separately for each person based on the assumption that the person listed on the table has exercised all options and warrants currently exercisable by that person and converted the convertible securities held by that person, but that no other holder of options or warrants has exercised such options or warrants or converted such convertible securities.

(1) Includes 540,000 shares of common stock underlying a stock option, which is presently exercisable at $.50 per share and expires on April 15, 2001, and 40,000 shares of common stock owned by The Seek Foundation, an organization described in Section 501(c)(3) of the Internal Revenue Code of 1954, as amended. The directors of such organization are Keith Larkin and his wife, Cynthia Larkin.

(2) Represents 300,000 shares of common stock underlying two stock options, which are presently exercisable. Of such options, 50,000 expire on August 4, 2001, 50,000 expire on August 4, 2002, 50,000 expire on August 4, 2003 and 200,000 expire on August 13, 2004.

(3) Includes shares of common stock that beneficial owner has the right to acquire pursuant to exercise of currently exercisable warrants as follows:
     Austost - 1,125,000 shares;  Balmore - 1,125,000 shares; and Zakeni Limited
     - 2,250,000 shares. Also includes shares of common stock that beneficial owner has the right to acquire pursuant to conversion rights. Such conversion shares were determined using 80% of the lowest, consecutive five-day average close of the fifteen-day trading period ending October 23, 2000, or $0.531 per share. No accretion shares have been included in the calculation. The conversion shares included above are as follows: Austost - 882,768 shares; Balmore - 882,768 shares; and Zakeni Limited - 1,765,537 shares.

(4) Messrs. Parrella and Hammond, and Ms. Lebovics, are officers of NCT and Mr. Parrella is a director of NCT. NCT Hearing is a wholly owned subsidiary of NCT. Messrs. Parrella and Hammond, and Ms. Lebovics, disclaim beneficial ownership in respect of the Company's common stock held by NCT Hearing.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Management and Certain Relationships

From time to time, the Company has entered into lending arrangements with its executive officers or has borrowed funds from its shareholders. On March 27, 2000, the Company received a loan of $150,000 from Westek Communications, a shareholder of the Company. The loan matures on March 27, 2001 and bears interest at 8.5% per annum, payable at maturity.

The Pro Tech Investors provided an aggregate of approximately $300,000 in bridge financing to the Company. On June 6, 2000, the Company received a loan of $100,000 from Balmore S.A. The loan was due September 1, 2000 and bore a 10% interest rate from issuance until the loan was paid in full. On June 7, 2000, the Company received a loan of $100,000 form Austost Anstalt Schaan. The loan matures on September 1, 2000 and bears interest at 10%. On July 6, 2000, the Company received a loan of $99,975 from Zakeni Limited. The loan matures on October 1, 2000 and bears a 10% interest rate from issuance until it is paid in full. Each of these loans were repaid when the Pro Tech Investors funded the Pro Tech Preferred.

Indebtedness of Management

During fiscal year 1996, the Company loaned $28,882 to Keith Larkin. The outstanding principal and interest, at the rate of 5% per annum, are due August 2, 2003. During fiscal year 1998, the Company loaned an additional $3,650 to Mr. Larkin, which is due October 31, 2002, with interest at the rate of 5% per annum. As of October 31, 1999, Mr. Larkin owed the Company outstanding principal and interest totaling $43,743.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than 10% shareholders are required by regulations of the Securities and Exchange Commission to furnish the Company with copies of all such reports. Based solely on its review of the copies of such reports received by it, or written representations from certain reporting persons that no reports were required for those persons, the Company believes that, during the period from November 1, 1998 to October 31, 1999 and through the date hereof, its officers, directors, and greater than 10% shareholders complied with the filing requirements of Section 16(a) of the Exchange Act.

                  OTHER INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated expenses payable by the registrant with respect to the offering described in this registration statement:

          Securities and Exchange Commission
              registration fee                  $ 6,527.55
          Legal fees and expenses                30,000.00*
          Accounting fees and expenses           15,000.00*
          Miscellaneous expenses                  8,472.45*
                                                ------------
                                 Total          $60,000.0*
                                                ============
* Estimated

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article VI of the Registrant's Bylaws provides as follows:

Section 1. General. To the fullest extent permitted by law, this Corporation shall be entitled but not obligated to indemnify any person who is or was a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or other type of proceeding (other than an action by or in the right of this Corporation), whether civil, criminal, administrative, investigative or otherwise, and whether formal or informal, by reason of the fact that such person is or was a director or officer of this Corporation or is or was serving at the request of this Corporation as a director, officer, employee, agent, trustee or fiduciary of another corporation, partnership, joint venture, trust (including, without limitation, an employee benefit trust) or other enterprise, against judgments, amounts paid in settlement, penalties, fines (including an excise tax assessed with respect to any employee benefit plan) and expenses (including attorneys' fees, paralegals' fees and court costs) actually and reasonably incurred in connection with any such action, suit or other proceeding, including any appeal thereof, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of this Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any such action, suit or other proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner that such person reasonably believed to be in, or not opposed to, the best interests of this Corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

Section 2. Actions by or in the Right of this Corporation. To the fullest extent permitted by law, whenever indemnification is proper as determined below, this Corporation shall be obligated to indemnify any person who is or was a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or other type of proceeding (as further described in Section 1 of this Article VI) by or in the right of this Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of this Corporation or is or was serving at the request of this Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees, paralegals' fees and court costs) and amounts paid in settlement not exceeding, in the judgment of the Board of Directors, the estimated expenses of litigating the action, suit or other proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such action, suit or other proceeding, including any appeal thereof, if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of this Corporation, except that no indemnification shall be made under this Section 2 in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such action, suit or other proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses that such court shall deem proper.

Section 3. Obligation to Indemnify. To the extent that a director or officer has been successful on the merits or otherwise in defense of any action, suit or other proceeding referred to in Section 1 or Section 2 of this Article VI, or in the defense of any claim, issue or matter therein, such person shall, upon application, be indemnified against expenses (including attorneys' fees, paralegals' fees and court costs) actually and reasonably incurred by such person in connection therewith.

Section 4. Determination that Indemnification is Proper. Indemnification pursuant to Section 1 or Section 2 of this Article VI, unless made under the provisions of Section 3 of this Article VI or unless otherwise made pursuant to a determination by a court, shall be made by this Corporation only as authorized in the specific case upon a determination that the indemnification is proper in the circumstances because the indemnified person has met the applicable standard of conduct set forth in Section 1 or Section 2 of this Article VI. Such determination shall be made either (1) by the Board of Directors by a majority vote of a quorum consisting of Directors who were not parties to the action, suit or other proceeding to which the indemnification relates; (2) if such a quorum is not obtainable or, even if obtainable, by majority vote of a committee duly designated by the Board of Directors (the designation being one in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to such action, suit or other proceeding; (3) by independent legal counsel (i) selected by the Board of Directors in accordance with the requirements of subsection (1) or by a committee designated under subsection (2) or (ii) if a quorum of the directors cannot be obtained and a committee cannot be designated, selected by majority vote of the full Board of Directors (the vote being one in which directors who are parties may participate); or (4) by the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such action, suit or other proceeding or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such action, suit or other proceeding.

Section 5. Evaluation and Authorization. Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as is prescribed in Section 4 of this Article VI for the determination that indemnification is permissible; provided, however, that if the determination as to whether indemnification is permissible is made by independent legal counsel, the persons who selected such independent legal counsel shall be responsible for evaluating the reasonableness of expenses and may authorize indemnification.

Section 6. Prepayment of Expenses. Expenses (including attorneys' fees, paralegals' fees and court costs) incurred by a director or officer in defending a civil or criminal action, suit or other proceeding referred to in Section 1 or
Section 2 of this Article VI may, in the discretion of the Board of Directors, be paid by this Corporation in advance of the final disposition thereof upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if such person is ultimately found not to be entitled to indemnification by this Corporation pursuant to this Article VI.

Section 7. Nonexclusivity and Limitations. The indemnification and advancement of expenses provided pursuant to this Article VI shall not be deemed exclusive of any other rights to which a person may be entitled under any law, bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in such person's official capacity and as to action in any other capacity while holding office with this Corporation, and shall continue as to any person who has ceased to be a director or officer and shall inure to the benefit of such person's heirs and personal representatives. The Board of Directors may, at any time, approve indemnification of or advancement of expenses to any other person that this Corporation has the power by law to indemnify, including, without limitation, employees and agents of this Corporation. In all cases not specifically provided for in this Article VI, indemnification or advancement of expenses shall not be made to the extent that such indemnification or advancement of expenses is expressly prohibited bylaw.

Section 8. Continuation of Indemnification Right. Unless expressly otherwise provided when authorized or ratified by this corporation, indemnification and advancement of expenses as provided for in this Article VI shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors, and administrators of such person. For purposes of this Article VI, the term "corporation" includes, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger, so that any person who is or was a director or officer of a constituent corporation, or is or was serving at the request of a constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, is in the same position under this Article VI with respect to the resulting or surviving corporation as such person would have been with respect to such constituent corporation if its separate existence had continued.

Section 9. Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of this Corporation, or who is or was serving at the request of this Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person's status as such, whether or not this Corporation would have the power to indemnify such person against the liability under Section 1 or Section 2 of this Article VI.

RECENT SALES OF UNREGISTERED SECURITIES

See Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" for a description of the Company's sales of unregistered securities.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements.

The financial statements and notes thereto are included herein beginning at page F-1. The following financial statements are filed as part of this Registration Statement Form S-1.

Independent Auditors' Report

Balance Sheets as of October 31, 1998 and October 31, 1999

Statements of Operations for the years ended October 31, 1997, 1998 and 1999

Statements of Stockholders' Equity for the years ended October 31, 1997, 1998 and 1999

Statements of Cash Flows for the years ended October 31, 1997, 1998 and 1999

Notes to Financial Statements

Condensed Balance Sheets as of July 31, 1999 and July 31, 2000 (unaudited)

Condensed Statements of Operations for the three and nine months ended July 31, 1999 and 2000 (unaudited)

Condensed Statements of Cash Flows for the nine months ended July 31, 1999 and 2000 (unaudited)

Notes to Condensed Financial Statements (unaudited)

(a) (2) Financial Statement Schedules.

Financial statement schedules are omitted because the conditions requiring their filing do not exist or the information required thereby is included in the consolidated financial statements filed or notes thereto.

(a) (3) Exhibits.

The exhibits listed on the accompanying Index to Exhibits are filed as part of this Registration Statement on Form S-1.

                          Pro Tech Communications, Inc.
                                Index to Exhibits
                                  Item 16(a)(3)

Exhibit
Number            Description of Exhibit


* 3(a) Amended and Restated Articles of Incorporation of the Company as filed with the Secretary of the State of Florida on August 2, 2000, incorporated herein by reference to Exhibit 3(a) to the Company's Quarterly Report on Form 10-QSB for the quarter ended July 31, 2000.

     3(b) Amended and Restated Articles of Incorporation of the Company as filed with the Department of State of the state of Florida on September 29, 2000.

     3(c) Bylaws of the Company.

     4(a) Warrant to purchase 1,125,000 shares of common stock of the Company at a purchase price of $0.50 per share issued to Austost Anstalt Schaan.

     4(b) Warrant to purchase 1,125,000 shares of common stock of the Company at a purchase price of $0.50 per share issued to Balmore S.A.

     4(c) Warrant to purchase 2,250,000 shares of common stock of the Company at a purchase price of $0.50 per share issued to Zakeni Limited.

     5    Opinion of Crowell & Moring LLP.

*   10(a) 1996 Stock Option Plan. (1)

    10(b) 1998  Stock  Option  Plan (1);  incorporated  herein by  reference  to
          Exhibit 10.1 to the Company's Registration Statement on Form S-8 filed on August 3, 1998.

* 10(c) Stock Option, dated April 15, 1996, issued by the Company to Keith Larkin. (1)

    10(d) Stock Option,  dated August 4, 1998,  issued by the Company to Richard
          Hennessey. (1)

    10(e) Stock Option,  dated April 13, 1999,  issued by the Company to Richard
          Hennessey. (1)

    10(f) Promissory  Note, dated March 27, 2000 issued by the Company to Westek
          Communications.

    10(g) Stock  Purchase   Agreement   between  the  Company  and  NCT  Hearing
          Products, Inc., dated September 12, 2000.

    10(h) License Agreement between the Company and NCT Hearing Products, Inc., dated September 12, 2000.

    10(i) Securities Purchase and Supplemental Exchange Rights Agreement, dated as of September 29, 2000, among the Company, NCT Group, Inc., Austost Anstalt Schaan, Balmore S.A. and Zakeni Limited.

    10(j) Registration Rights Agreement, dated as of September 29, 2000, among the Company, NCT Group, Inc., Austost Anstalt Schaan, Balmore S.A. and Zakeni Limited.

    10(k) Consulting  Agreement  with Union Atlantic LC dated March 15, 1999.

    10(l) Amendment No. 1 to Consulting  Agreement between the Company and Union
          Atlantic LC dated June 1, 1999.

    10(m) Modification  to  Consulting  Agreement  between the Company and Union
          Atlantic LC dated July 29, 1999.

    23(a) Consent of Morgan, Jacoby, Thurn, Boyle & Associates, P.A.

    23(b) Consent of Crowell & Moring LLP is contained in Exhibit 5.

**  27    Financial Data Schedule.
-----------------------

* Incorporated by reference to the initial filing with the SEC of the Company's Form 10-SB on July 5, 1996.

** Filed with the Company's Annual Report on Form 10-KSB for its fiscal year ended October 31, 1999.

(1)  Denotes a management contract or compensatory plan or arrangement.

                            FINANCIAL STATEMENT INDEX


                                                         Page

                Independent Auditors' Report              F-1

                Balance Sheets as of October 31,          F-2
                1998 and 1999

                Statements of Operations for the
                years ended October 31, 1997, 1998        F-3
                and 1999

                Statements of Stockholders'Equity
                for the years ended October 31,           F-4
                1997, 1998 and 1999

                Statements of Cash Flows for the
                years October 31, 1997, 1998 and 1999     F-5

                Notes to Financial Statements             F-6

                Condensed Balance Sheets at July 31,
                1999 and 2000 (Unaudited)                 F-14

                Condensed Statements of Operations
                for the Three months ended July 31,
                1999 and 2000 (Unaudited)                 F-15

                Condensed Statements of Operations
                for the Nine months ended July 31,
                1999 and 2000 (Unaudited)                 F-16

                Condensed Statements of Cash Flows
                for the Nine months ended July
                31,1999 and 2000 (Unaudited)              F-17

                Notes to Condensed Financial
                Statements (Unaudited)                    F-18

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Pro Tech Communications, Inc.:

     We have audited the accompanying balance sheets of Pro Tech Communications, Inc. as of October 31, 1998 and 1999 and the related statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pro Tech Communications, Inc. as of October 31, 1998 and 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 1999 in conformity with generally accepted accounting principles.

                             /s/ MORGAN, JACOBY, THURN, BOYLE & ASSOCIATES, P.A.

Vero Beach,  Florida
November 30, 1999,
except for note 11,
as to which the date is
January 10, 2000

                          PRO TECH COMMUNICATIONS, INC.

                              BALANCE SHEETS
                         October 31, 1998 and 1999

                                                   1998            1999
                                               ------------    -------------
                     ASSETS
      Current assets:
        Cash and cash equivalents              $   198,797     $   160,428
        Short-term investments                     254,545               -
        Accounts receivable less
         allowance for doubtful accounts of
         $14,868 in 1998 and $18,661 in 1999       200,235         205,923
        Inventory (note 2)                         245,610         285,883
        Due from officers and employees             14,591          14,298
        Other current assets                        20,836          36,916
                                               ------------    -------------
                Total current assets               934,614         703,448
      Net property and equipment (note 3)          181,269         196,747
      Due from officer (note 9)                     42,860          43,743
      Other assets                                     155           1,439
                                               ------------    -------------
                                               $ 1,158,898     $   945,377
                                               ============    =============
      LIABILITIES AND STOCKHOLDERS' EQUITY
      Current liabilities:
        Current portion of capital lease
          obligations (note 7)                           -           8,808
        Accounts payable                            36,380         100,104
        Accrued expenses (note 4)                  173,465         100,388
                                               ------------    -------------
                Total current liabilities          209,845         209,300
      Capital lease obligations (note 7)                 -           8,089
                                               ------------    -------------
                Total liabilities                  209,845         217,389
      Stockholders' equity (notes 5 and 6):
        Common stock, $.001 par value,
          authorized 10,000,000 shares,
          issued and outstanding 4,254,000           4,254           4,254
        Additional paid-in capital               1,137,018       1,137,018
        Retained earnings (deficit)               (192,219)       (413,284)
                                               ------------    -------------
                Total stockholders' equity         949,053         727,988
      Commitments (note 7)                     ------------    -------------
                                               $ 1,158,898     $   945,377
                                               ============    =============

                      See accompanying notes to financial statements.

                          PRO TECH COMMUNICATIONS, INC.

                            STATEMENTS OF OPERATIONS
                   Years ended October 31, 1997, 1998 and 1999

                                         1997            1998           1999
                                     -----------     ------------   -----------

   Net sales                         $  996,993      $ 1,142,482    $1,090,551
   Cost of goods sold                   333,755          470,450       414,931
                                     -----------     ------------   -----------
        Gross profit                    663,238          672,032       675,620
   Selling, general and
     administrative expenses            698,785          882,385       893,384
   Provision for doubtful accounts        3,924           38,835         3,771
                                     -----------     ------------   -----------
        Loss from operations            (39,471)        (249,188)     (221,535)
   Other income (expense):
     Interest income                     28,668           24,719        10,202
     Interest expense                         -                -        (1,021)
     Miscellaneous income                    58               89           697
     Loss on disposal of fixed assets    (1,116)               -        (9,408)
                                     -----------     ------------   -----------
        Loss before income taxes        (11,841)        (224,380)     (221,065)
   Income tax expense
     (benefit) (note 8)                     400             (964)            -
                                     -----------     ------------   -----------
        Net loss                     $  (12,241)     $  (223,416)   $ (221,065)
                                     ===========     ============   ===========
   Basic loss per common share       $     0.00      $     (0.05)   $    (0.05)
                                     ===========     ============   ===========
   Weighted average shares
     outstanding                      4,122,795        4,254,000     4,254,000
                                     ===========     ============   ===========

                      See accompanying notes to financial statements.

                          PRO TECH COMMUNICATIONS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                   Years ended October 31, 1997, 1998 and 1999



                                        AdditionRetained

                                            Additional   Retained
                                   Common    Paid-in     Earnings
                                   Stock     Capital     (Deficit)     Total
                                 ---------- ---------- ------------ -----------
Balance, October 31, 1996        $   3,964  $  963,953  $   43,438  $1,011,355
Issuance of 290,000 shares of
 common stock (notes 5 and 6)
 (net of issue costs of $46,645)       290     118,065           -     118,355
Executive compensation
 contributed by an officer
 (note 5)                                -      40,000           -      40,000
Net loss                                 -           -     (12,241)    (12,241)
                                 ---------- ---------- ------------ -----------
Balance, October 31, 1997            4,254   1,122,018      31,197   1,157,469
Executive compensation
 contributed by an officer
 (note 5)                                -      15,000           -      15,000
Net loss                                 -           -    (223,416)   (223,416)
                                 ---------- ---------- ------------ -----------
Balance, October 31, 1998            4,254   1,137,018    (192,219)    949,053
Net loss                                 -           -    (221,065)   (221,065)
                                 ---------- ---------- ------------ -----------
Balance, October 31, 1999        $   4,254  $1,137,018 $  (413,284) $  727,988
                                 ========== ========== ============ ===========
                  See accompanying notes to financial statements

                          PRO TECH COMMUNICATIONS, INC.

                            STATEMENTS OF CASH FLOWS
                   Years Ended October 31, 1997, 1998 and 1999


                                             1997        1998         1999
                                          ---------- ------------ -------------
Cash flows from operating activities:
  Cash received from sale of merchandise  $ 907,839  $ 1,219,426  $ 1,081,789
  Cash paid to employees and vendors       (980,148)  (1,340,569)  (1,330,828)
  Interest received                               -       24,719       10,202
  Interest paid                              28,688            -       (1,021)
                                          ---------- ------------ -------------
    Net cash used by operating activities   (43,621)     (96,424)    (239,858)
Cash flows from investing activities:
  Purchase of short-term investments       (260,764)    (523,905)           -
  Proceeds on maturity of short-term
    investments                             300,103      527,296      254,545
  Purchase of property and equipment        (57,176)     (64,497)     (49,482)
                                          ---------- ------------ -------------
    Net cash provided (used) by
     investing  activities                  (17,837)     (61,106)     205,063
Cash flows from financing activities:
  Payments of capital lease obligations           -            -       (3,574)
  Proceeds from issuance of common stock    118,355            -            -
                                          ---------- ------------ -------------
    Net cash used by financing activities   118,355            -       (3,574)
                                          ---------- ------------ -------------
    Net increase (decrease) in cash
     and cash equivalents                    56,897     (157,530)      (38,369)
Cash and cash equivalents at
  beginning of year                         299,430      356,327       198,797
                                          ---------- ------------ -------------
Cash and cash equivalents at end of year  $ 356,327  $   198,797  $    160,428
                                          ========== ============ =============
Reconciliation of net loss to net
  cash used by operating activities:
Net loss                                    (12,241)    (223,416)     (221,065)
Adjustments to reconcile net loss to
  net cash used by Operating activities:
  Depreciation and amortization              29,695       38,783        45,222
  Allowance for doubtful accounts             2,954        2,773         3,771
  Loss on disposal of fixed assets            1,116            -         9,408
  Executive compensation contributed
    by an officer                            40,000       15,000             -
  (Increase) decrease in accounts
    receivable                              (78,248)      27,746        (9,459)
  Increase in inventory                      15,838      (85,001)      (40,273)
  Increase in receivables from
    officers and employees                     (762)     (22,033)         (590)
  (Increase) decrease in other assets       (24,494)      21,553       (17,519)
  Increase in accounts payable              (30,924)      13,641        63,724
  Increase (decrease) in accrued expenes     13,445      114,530       (73,077)
                                          ---------- ------------ -------------
          Total adjustments                 (31,380)     126,992       (18,793)
                                          ---------- ------------ -------------
    Net cash used by operating activities $ (43,621) $   (96,424) $   (239,858)
                                          ========== ============ =============
Supplemental schedule of non-cash
 investing and financing activities:
 During 1999, the Company acquired
   $20,471 of equipment through
   capital leases

                   See accompanying notes to financial statements.

                          PRO TECH COMMUNICATIONS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                            October 31, 1999 and 1998

(1) Description of Business and Summary of Significant Accounting Policies

   (a) Business

Pro Tech Communications, Inc. (the "Company") was organized and incorporated under the laws of the State of Florida for the purpose of designing, developing, producing and marketing lightweight telephone headsets. The Company presently manufactures and markets its headsets primarily for fast food companies and other large quantity users of headset systems. The Company is in the process of completing the development of several designs for the telephone user market, which includes telephone operating companies, government agencies and business offices. The Company's business strategy is to offer lightweight headsets with design emphasis on performance and durability at a cost below that of its competitors.

   (b) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

   (c) Short-Term Investments

Short-term investments as of October 31, 1998 consisted of certificates of deposit with maturities in excess of three months. In accordance with Statement of Financial Accounting Standards (SFAS) No. 115, such investments are classified as held-to-maturity and are recorded at amortized cost, which approximates fair value.

   (d) Inventory

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

(e) Revenue and Cost Recognition

The Company recognizes revenues as products are shipped. Each headset carries a one to two-year warranty, depending on the model. The Company provides, by a current charge to income, an amount it estimates will be needed to cover future warranty obligations for products sold during the year. The accrued liability for warranty costs is included in accrued expenses in the balance sheet.

   (f) Property and Equipment

Property and equipment is carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which are generally 5-10 years. Repair and maintenance costs are charged to expense when incurred.

   (g) Income Taxes

Income taxes are accounted for under the asset and liability method prescribed by SFAS No. 109. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   (h) Advertising

The costs of advertising, promotion and marketing programs are charged to operations in the year incurred. Advertising costs were $20,817, $43,143 and $98,738 for the years ended October 31, 1997, 1998 and 1999, respectively, and were included in selling, general and administrative expenses in the accompanying statements of operations.

   (i) Research and Development

Research and development costs are expensed when incurred and are included in selling, general and administrative expenses. The amount charged to expense during 1997, 1998 and 1999 was $21,400, $40,815 and $70,809, respectively.

   (j) Fair Value of Financial Instruments

The estimated fair values of the Company's cash and cash equivalents, short-term
investments,   accounts  receivable  and  current  liabilities  approximate  the carrying amount due to the short-term nature of such financial instruments.

   (k) Use of Estimates

The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and contingent assets and liabilities. Actual results could differ from those estimates.

   (l) Loss per Share

Earnings per share is accounted for by using the basic and diluted earnings per share method prescribed by SFAS No 128, which became effective for years ending after December 15, 1997. Basic loss per share is based on the weighted average number of shares of common stock outstanding during the year. Diluted loss per share is based on shares of common stock and dilutive potential common stock (stock options and stock warrants) outstanding during the year. Diluted loss per share was antidilutive due to the net loss generated by the Company during 1997, 1998 and 1999 and is therefore not reported.

   (m) Stock Options

On October 23, 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 123, Accounting for Stock-Based Compensation (Statement 123). This Statement applies to all transactions in which an entity acquires goods or services by issuing equity instruments or by incurring liabilities where the payment amounts are based on the entity's common stock price. The Statement covers transactions with employees and non-employees. Effective November 1, 1996, the Company adopted Statement 123, which permits entities (1) to continue to use the Accounting Principles Board Opinion No. 25 (APB 25) method, or (2) to adopt the Statement 123 fair value based method. Once the method is adopted, an entity cannot change the method and the method selected applies to all of an entity's compensation plans and transactions. For entities not adopting the Statement 123 fair value based method, Statement 123 requires pro forma net income and earnings per share information as if the fair value based method had been adopted. Management has determined that the Company will account for stock-based compensation under the APB 25 method and will disclose the pro forma impact of Statement 123.

   (n) Long-Lived Assets

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. There were no such impairments for the years ending October 31, 1997, 1998 and 1999.

   (o) New Pronouncements

In June 1997, the FASB issued Statement No. 130, Reporting Comprehensive Income (Statement 130), which establishes standards for reporting and display of comprehensive income and its components in a financial statement having the same prominence as other financial statements. Statement 130 is effective for years beginning after December 15, 1997 (fiscal year 1999 for the Company). As of October 31, 1999, the Company had no components considered to be other comprehensive income.

In June 1997, the FASB issued Statement No. 131, Disclosures About Segments of an Enterprise and Related Information(Statement 131), which establishes new standards for the way enterprises disclose information about operating segments. Statement 131 is effective for years beginning after December 15, 1997 (fiscal year 1999 for the Company). The implementation of Statement 131 did not have a significant effect on the disclosures in the Company's financial statements.

In February 1998, the FASB issued Statement No. 132, Employers' Disclosures About Pensions and Other Postretirement Benefits(Statement 132), which revises and standardizes certain disclosures regarding pension and postretirement benefit plans. Statement 132 does not modify the measurement or recognition of those plans. Statement 132 is effective for years beginning after December 15, 1997 (fiscal year 1999 for the Company). As of October 31, 1999, the Company had no such plans.

In June 1999, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (Statement 133), which establishes accounting and reporting standards for derivative instruments and hedging activities. Statement 133 requires recognizing derivatives as assets or liabilities at fair value and defines certain conditions when such derivatives may be considered hedges. Statement 133 is effective for fiscal years beginning after June 15, 2000 (fiscal year 2001 for the Company), as amended by Statement No. 137. As of October 31, 1999, the Company had no such derivatives.

The Company does not expect these new pronouncements will have a significant impact on the reporting of its financial results.

(2) Inventory

Inventory at October 31, 1998 and 1999 consists of the following:

                                    1998         1999
                                  --------      --------
            Raw materials         $150,627      $ 96,015
            Work in process         54,133        70,560
            Finished goods          40,850       119,308
                                  --------     ---------
                                  $245,610      $285,883
                                  ========     =========

(3) Net Property and Equipment

The following is a summary of property and equipment at October 31, 1998 and 1999:

                                             1998        1999
                                          ---------   ---------
          Production molds                $176,553    $184,430
          Office equipment                  60,509      63,957
          Production equipment              35,049      35,049
          Leased equipment                      --      20,471
          Leasehold improvements            10,174      14,577
          Vehicles                           5,557       5,557
          Marketing displays                 5,430      16,160
                                          ---------   ---------
                    Total cost             293,272     340,201
          Less accumulated depreciation
            and amortization               112,003     143,454
                                          ---------   ---------
                       Total              $181,269    $196,747
                                          =========   =========

Total depreciation and amortization expense was $29,540, $38,628 and $45,067 for the years ended October 31, 1997, 1998 and 1999, respectively.

(4) Accrued Expenses

Accrued expenses consisted of the following at October 31, 1998 and 1999:

                                           1998          1999
                                         ---------    ---------
           Accrued warranty expense      $152,503     $ 78,038
            Other accrued expenses         20,962       22,350
                                         ---------    ---------
                                         $173,465     $100,388
                                         =========    =========

(5) Capital Stock

At October 31, 1998 and 1999, $4,000 was held in escrow for the benefit of the Company pending completion of the subscription agreements by two investors for 4,000 shares each. These receivables are netted against additional paid-in capital.

Prior to November 1997, the Company had issued warrants to purchase 600,000 shares of common stock at $1.50 per share. In December 1996, the Company issued warrants to purchase 400,000 shares of common stock at $1.50 per share.

During fiscal year 1997, the Company filed Form SB-2 which allowed the Company to sell an additional 1,000,000 shares of common stock at $5.25 per share. The filing also registered the common stock underlying the 1,000,000 outstanding warrants and 830,000 outstanding stock options (note 6). As of October 31, 1998, no additional shares were sold as a result of the offering. However, during the year ended October 31, 1997, 200,000 options were exercised at a price of $0.60 per share and 90,000 options were exercised at a price of $0.50 per share. Total proceeds generated, net of related issue costs of $46,645, were $118,355. During November 1997, in accordance with the 1997 registration statement, all outstanding warrants were terminated.

The following table summarizes warrants to purchase common stock during the years ended October 31, 1997 and 1998:

                                             1997                1998
                                     -------------------  ---------------------
                                               Weighted               Weighted
                                               Average                Average
                                               Exercise               Exercise
                                      Shares    Price      Shares      Price
                                     --------- ---------  --------- -----------
 Warrants outstanding,
  beginning of year                    600,000 $  1.50    1,000,000  $   1.50
 Warrants granted                      400,000    1.50            -         -
 Warrants terminated                         -       -    1,000,000      1.50
                                     --------- ---------  --------- -----------
 Warrants outstanding and
   exercisable, end of year          1,000,000 $  1.50            -  $      -
                                     ========= =========  ========= ===========

During the years ended October 31, 1997 and 1998, the Company's president was paid a salary in cash of $2,500 and $30,000, respectively. In addition, the Company recorded compensation expense of $40,000 and $15,000, respectively, with a corresponding credit to additional paid-in capital, to reflect the estimated fair value of the unpaid services provided by the president to the Company.

On June 22, 1999, the Company received a letter of intent to purchase an undefined portion of its capital stock by a third party in exchange for cash and certain technology, the terms of which are currently subject to negotiation. In conjunction with the purchase, the Company has entered into a sales agreement whereby a sales agent would receive stock equal to 2 percent of the stock sold under the letter of intent. The ultimate sale of stock and related proceeds under the letter of intent, if any, is uncertain and as of October 31, 1999, the Company has not entered into any definitive agreements to sell its capital stock.

(6) Stock Option Plans

On April 15, 1996, the Board of Directors adopted The 1996 Stock Option Plan (the 1996 Plan), for the benefit of directors, officers, employees and consultants to the Company. The Plan authorized the issuance of up to 590,000 shares of common stock. On April 15, 1996, 540,000 and 50,000 shares were granted to the Company's President and officers, respectively, at an option price of $.50 per share. The stock option exercise price was the fair value at the date of the grant. On April 13, 1999, the original expiration date of the options, the Company extended the options to April 15, 2001.

Prior to November 1, 1997, the Company had issued options to purchase 200,000 shares of the common stock at $0.60 per share.

During 1997, the Company received $25,000 upon issuance of 50,000 shares of common stock upon the exercise of 50,000 options by the Company's officers and $140,000 upon the issuance of 240,000 shares of common stock to others.

On March 5, 1998, the Board of Directors adopted the 1998 Stock Option Plan for the benefit of directors, officers, employees and consultants to the Company. This plan authorized the issuance of up to 500,000 shares of common stock. On August 4, 1998, 200,000 and 100,000 shares were granted to the Company's officers and employees, respectively, at an option price of $.375 per share. The stock option exercise price was the fair market value of a share of common stock at the date of the grant. Options to purchase 150,000 shares of common stock vest and are exercisable as follows: 50,000 immediately; 50,000 on August 4, 1999; and 50,000 on August 4, 2000. The remaining options vested immediately. All options are exercisable over a three year period from the date of vesting.

On April 13, 1999, the remaining 1998 Plan options to purchase 200,000 shares were granted to a Company officer, at an option price of $.38 per share. The stock option exercise price was greater than the fair market value of a share of common stock at the date of the grant. The options vest and are exercisable as follows: 100,000 immediately; 50,000 on April 13, 2000; and 50,000 on April 13, 2001. The options expire on April 13, 2004.

The following table summarizes stock option activity:

                                                  1997                1998               1999
                                          ------------------- ------------------- ------------------
                                                     Weighted            Weighted            Weighted
                                                     Average              Average            Average
                                                     Exercise            Exercise            Exercise
                                           Shares     Price     Shares    Price     Shares    Price
                                          --------- ---------- -------- --------- --------- ---------
Options outstanding, beginning of year     830,000  $   0.52    540,000  $ 0.500    840,000  $  0.455
  Options granted                                -         -    300,000    0.375    200,000     0.380
  Options expired                         (290,000)    (0.57)         -        -          -         -
                                          --------- ---------- -------- --------- --------- ---------
  Options outstanding, end of year         540,000  $   0.50    840,000  $ 0.455  1,040,000  $  0.441
                                          ========= ========== ======== ========= ========= =========
  Options exercisable, end of year         540,000  $   0.50    740,000  $ 0.466    890,000  $  0.451
                                          ========= ========== ======== ========= ========= =========

As of October 31, 1999, the Company's outstanding stock options have exercise prices ranging from $0.375 to $0.50 and a weighted average remaining contractual life of approximately 2.3 years.

No compensation expense was recorded during 1998 and 1999 for the options issued to the Company's officers and employees, in accordance with APB 25. Had compensation expense been determined on the fair value at the date of grant in accordance with the provisions of Statement 123, the Company's net loss and loss per share would have been adjusted to the pro forma amounts indicated below:

                        1997      1998         1999
                     --------- ----------- -----------
    Net loss:
     As reported     $(12,241)  $(223,416)  $(221,065)
                     ========= =========== ===========
     Pro forma       $(12,241)  $(278,280)  $(369,295)
                     ========= =========== ===========
    Loss per share:
     As reported     $  (0.00)  $   (0.05)  $   (0.05)
                     ========= =========== ===========
     Pro forma       $  (0.00)  $   (0.06)  $   (0.09)
                     ========= =========== ===========

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999: dividend yield of 0%; expected volatility of 141%; risk-free interest rate of 5.76%; and, expected lives ranging from three to five years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998: dividend yield of 0%; expected volatility of 150%; risk-free interest rate of 5.45%; and, expected lives of three years.

(7) Leases

Future minimum lease payments under noncancelable operating leases for buildings and equipment and the present value of future minimum capital lease payments as of October 31, 1999 are:

  Year Ended October 31                    Capital Leases     Operating Leases
  -----------------------                 ----------------   ------------------
       2000                                  $ 10,955           $ 36,074
       2001                                     6,791              2,656
       2002                                     2,503                  -
                                             ---------          ---------
  Total minimum lease payments                 20,249           $ 38,730
                                                                =========
  Less amount representing interest             3,352
                                             ---------
  Present value of net minimum capital
    lease payments                             16,897
  Less current installments                     8,808
                                             ---------
  Obligations under capital leases,
    excluding current  Installments          $  8,089
                                             =========

Rent expense under lease agreements totaled $21,979, $24,637 and $32,559 for fiscal year 1997, 1998 and 1999, respectively.

(8) Income Taxes

There was no provision for income taxes for the year ended October 31, 1999 due to operating losses incurred. Income tax expense (benefit) consisted of the following for the year ended October 31, 1997 and 1998:

                         Current     Deferred       Total
                        ---------  ------------  -----------
        1997:
          Federal       $  1,500   $  (1,000)     $    500
            State            300        (400)         (100)
                        ---------  ------------  -----------
                        $  1,800   $  (1,400)     $    400
                        =========  ============  ===========

        1998:
          Federal       $ (6,264)  $   3,800      $ (2,464)
            State              -       1,500         1,500
                        ---------  ------------  -----------
                        $ (6,264)  $   5,300      $   (964)
                        =========  ============  ===========

The actual expense (benefit) differs from the "expected" amount computed by applying the U.S. Federal corporate income tax rate of 34% to loss before income taxes as follows:

                                                1997       1998       1999
                                              --------  ---------  ---------
Computed  "expected"  tax  benefit            $(4,030)  $(75,961)  $(75,162)
Increase (reduction) in income taxes
  resulting from:
  Net operating loss not currently utilizable       -     70,001     75,016
  Nondeductible expenses                        4,430      4,996        146
                                              --------  ---------  ---------
                                              $   400   $   (964)  $      -
                                              ========  =========  =========

The exercise of stock options in 1997, which had been granted under the Company's 1996 Stock Option Plan (see note 6), gave rise to compensation totaling $225,000 that is includable in the taxable income of the employees and deductible by the Company for federal and state income tax purposes. Such compensation resulted from increases in the fair market value of the Company's common stock subsequent to the date of grant of the applicable exercised stock options and, accordingly, in accordance with APB 25, such compensation was not recognized as an expense for financial reporting purposes. The related tax benefits will be reflected as contributions to additional paid-in capital in the periods in which the compensation deduction is utilized by the Company and, in accordance with APB 25 and Statement 109, such compensation deductions are not considered to be temporary differences. Such deductions have not been utilized by the Company due to the net operating losses generated in 1998 and 1999.

The Company has a net operating loss carryforward for federal and state income tax purposes amounting to $558,000 and $639,000, respectively, which expire through the year 2019.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                             1997      1998      1999
                                           --------  --------  --------
 Accounts receivable principally due to
  allowance for doubtful accounts          $ 2,400   $ 2,900   $ 3,700
   Accrued warranty expense                 10,800    30,000    15,400
   Net operating loss carryforwards              -    11,800    70,000
   Contribution carryforwards                    -         -       400
                                           --------  --------  --------
                                            13,200    44,700    89,500
   Less valuation allowance                      -    35,700    81,700
                                           --------  --------  --------
           Total deferred tax assets        13,200     9,000     7,800
   Plant and equipment principally due to
     differences in depreciation             7,900     9,000     7,800
           Total deferred tax liablilities   7,900     9,000     7,800
                                           --------  --------  --------
      Net deferred taxes                   $ 5,300   $     -   $     -
                                           ========  ========  ========

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

(9) Related Party Transactions

During fiscal year 1996, the Company loaned $28,882 to its Chairman. Outstanding principal and interest, at 5% per annum, are due August 2, 2003. During fiscal year 1998, the Company loaned an additional $3,650 to its Chairman, which is due October 31, 2002, with interest at 5% per annum. Outstanding principal and interest amounted to $42,860 and $43,743 as of October 31, 1998 and 1999, respectively.

The Company had an employment agreement with its former President, which was terminated during 1999. The agreement provided for a maximum annual salary of $90,000 with additional amounts added using the consumer price index as a minimum. The President was eligible for the maximum annual salary during a given year only if the Company generated annual sales of at least $2,000,000 and pre-tax income equal to at least 20% of the Company's annual sales. Since the Company had not met the minimum requirements noted above, the Board determined the President's compensation accordingly. (See note 5.)

(10) Major Customers

During 1997, one customer accounted for approximately 21% of net sales generated during the year. During 1998, one customer accounted for approximately 27% of net sales generated during the year. During 1999, two customers accounted for approximately 30% of net sales generated during the year.

(11) Subsequent Events

On December 22, 1999, the Company entered into a short-term factoring arrangement providing for advances of up to $300,000, based on 80% of selected accounts receivable factored under the agreement on a recourse basis. The Company is charged a factoring fee of 1% on each advance, plus 2% per month on advances outstanding. In addition, the minimum fee charged per month is 1% of the total factoring plan, or $3,000, during the life of the agreement, which is for six months and automatically renewable for additional six month terms, unless terminated by the Company with 30 days notice. The Company's obligations are collateralized by all of the Company's account receivable, inventory, and equipment. On January 10, 2000, the Company obtained a net advance of $20,688 under the agreement.

                          PRO TECH COMMUNICATIONS, INC.

                            CONDENSED BALANCE SHEETS
                         July 31, 1999 and July 31, 2000
                                   (unaudited)

                                                          1999         2000
                                                     -------------- -----------
Current Assets:
    Cash and cash equivalents                         $   49,513    $  136,503
    Short-term Investments                               147,652             -
    Deposits being held                                        -        12,810
    Accounts receivable less allowance
     for doubtful accounts of $14,686 and
     $18,661 in 1999 and 2000, respectively              150,716       403,316
    Inventory (note 2)                                   378,715       523,762
    Other current assets                                  64,474        91,682
                                                     -------------- -----------
         Total current assets                         $  791,070    $1,168,073

     Net property and equipment                          202,771       262,735
     Due from officer                                     42,860        43,743
                                                     -------------- -----------
                                                      $1,036,701    $1,474,551
                                                     ============== ===========

     LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
     Current short-term borrowings (note 4)           $        -    $  183,500
     Current portion of capital lease obligations              -         8,808
     Notes Payable (note 5)                                    -       449,975
     Accounts Payable                                     72,155       109,334
     Accrued Expenses (note 3)                           201,904       135,418
                                                     -------------- -----------
          Total current liabilities                   $  274,059    $  887,035

Capital Lease Obligations                                      -         1,945
                                                     -------------- -----------
          Total liabilities                           $  274,059    $  888,980

Stockholders' Equity:
     Common Stock, $.001 par value, authorized
      10,000,000 shares, issued and outstanding
      4,266,000 in the current fiscal year and
      4,254,000 for the comparable period                  4,254         4,266
     Additional Paid in Capital                        1,137,018     1,141,566
     Retained Earnings(deficit)                         (378,630)     (560,261)
                                                     -------------- -----------
             Total Stockholders' Equity               $  762,642    $  585,571
                                                     -------------- -----------
                                                      $1,036,701    $1,474,551
                                                     ============== ===========
See accompanying notes to condensed financial statements

                          PRO TECH COMMUNICATIONS, INC.

                 CONDENSED STATEMENTS OF OPERATIONS Three months
                      ended July 31, 1999 and July 31, 2000
                                   (unaudited)

                                                 1999            2000
                                             -------------  -------------
Net Sales                                    $  269,379     $  506,826
Cost of Goods Sold                               95,345        163,909
                                             -------------  -------------
                Gross Profit                    174,034        342,917
Selling, general and administrative expenses    240,364        351,174
                                             -------------  -------------
                (Loss) from operations          (66,330)        (8,257)
Other income (expense):
                Interest income                   1,699            114
                Interest expense                      -        (10,990)
                                             -------------  -------------
                (Loss) before income taxes      (64,631)       (19,133)
Income taxes                                          -              -
                                             -------------  -------------
                 Net (Loss)                  $  (64,631)    $  (19,133)
                                             =============  =============
Income (loss) per common share:
                 Basic                       $    (0.02)    $    (0.00)
                                             =============  =============
Average common shares outstanding             4,254,000      4,266,000
                                             =============  =============

See accompanying notes to condensed financial statements

                          PRO TECH COMMUNICATIONS, INC.

                 CONDENSED STATEMENTS OF OPERATIONS Nine months
                      ended July 31, 1999 and July 31, 2000
                                   (unaudited)

                                                    1999           2000
                                              ---------------  -------------
Net Sales                                      $    769,624     $1,025,164
Cost of Goods Sold                                  288,420        288,210
                                              ---------------  -------------
                  Gross Profit                      481,204        736,954
Selling, general and administrative expenses        676,383        861,521
                                              ---------------  -------------
                  (Loss) from operations           (195,179)      (124,567)
Other income (expense):
                  Interest income                     8,768          1,512
                  Interest expense                        -        (23,922)
                                              ---------------  -------------
                  (Loss) before income taxes       (186,411)      (146,977)
Income taxes                                              -              -
                                              ---------------  -------------
                   Net (Loss)                  $   (186,411)    $ (146,977)
                                              ===============  =============
Loss per common share:
                   Basic                       $      (0.04)    $    (0.03)
                                              ===============  ============
Average common shares outstanding                 4,254,000      4,266,000
                                              ===============  ============

See accompanying notes to condensed financial statements

                          PRO TECH COMMUNICATIONS, INC.

                 CONDENSED STATEMENTS OF CASH FLOWS For the Nine
                  months ended July 31, 1999 and July 31, 2000
                                   (unaudited)

                                                          1999          2000
                                                      ------------  ------------
Cash Flows from operating activities:
    Cash received from the sale of merchandise        $   830,714   $   810,359
    Cash paid to vendors and employees                 (1,045,982)   (1,370,566)
    Interest received                                       8,768         1,512
    Interest paid                                               -          (944)
                                                      ------------  ------------

           Net cash used by operating activities         (206,500)     (559,639)
                                                      ------------  ------------

Cash flows from investing activities
    Proceeds on maturity of short-term investments        106,993             -
    Purchase of property and equipment                    (49,677)      (96,866)
                                                      ------------  ------------

           Net cash provided (used) in investing
             activities                                    57,316       (96,866)
                                                      ------------  ------------

Cash flows from financing activities:
    Proceeds of short-term borrowings                           -       636,109
    Proceeds from exercised stock options                       -         4,560
    Payments of capital lease obligations                       -        (8,089)
                                                      ------------  ------------

           Net cash provided by financing activities            -       632,580
                                                      ------------  ------------
           Net (decrease) in cash and cash equivalents   (149,184)      (23,925)

Cash and cash equivalents at the beginning of period      198,797       160,428
                                                      ------------  ------------

Cash and cash equivalents at the end of period        $    49,513   $   136,503
                                                      ============  ============
Reconciliation of net income(loss) to net cash
 used by operating activities:
Net income(loss)                                      $  (186,411)  $  (146,977)
                                                      ------------  ------------

Adjustments to reconcile net income(loss) to net
cash used by operating Activities:
    Depreciation and amortization                          28,175        30,878
    Decrease(increase) in accounts receivable              64,110      (197,393)
    Increase in inventory                                (133,105)     (237,879)
    Increase in accounts payable                           35,775         6,596
    Increase in accrued expenses                           28,439        36,975
    Increase in other assets                              (43,483)      (51,839)
                                                      ------------  ------------

           Total adjustments                              (20,089)     (412,662)
                                                      ------------  ------------
           Net cash used by operating activities      $  (206,500)  $  (559,639)
                                                      ============  ============

See accompanying notes to condensed financial statements

                               PRO TECH COMMUNICATIONS, INC.
                     NOTES TO CONDENSED FINANCIAL STATEMENTS

                                   JULY 31, 1999 AND 2000
                                   (UNAUDITED)


(1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (A)  BUSINESS

               Pro Tech Communications, Inc. (the Company) was organized and incorporated under the laws of the State of Florida for the purpose of designing, developing, producing and marketing lightweight telephone headsets. The Company presently manufactures and markets its headsets primarily for fast food companies and other large quantity users of headset systems. The Company is in the process of completing the development of a second design for the telephone user market, which includes telephone operating companies, government agencies and business offices. The Company's business strategy is to offer lightweight headsets with design emphasis on performance and durability at a cost below that of its competitors.

       (B)  ACCOUNTING POLICIES

               In the opinion of management, the unaudited financial statements contain all adjustments (consisting of normal recurring adjustments) necessary to present fairly the Company's financial position as of July 31, 2000 and the results of operations and cashflows for the three months ended and nine months ended July 31, 2000. The accompanying interim financial statements should be read in conjunction with the Company's Form 10-KSB filing for the year ended October 31, 1999.

       (C)  LOSS PER SHARE

               Earnings per share is accounted for by using the basic and diluted earnings per share method perscribed by SFAS No. 128, which became effective for years ending after December 15,1997. Basic loss per share is based on the weighted average number of shares of common stock outstanding during the year. Diluted loss per share is based on shares of common stock and dilutive potential common stock (stock Options and Stock Warrants)
               outstanding during the year. Diluted loss per share was antidilutive due to the net loss generated by the Company during the 1999 and 2000 and is therefore not reported.

       (D)  COMPREHENSIVE INCOME

               In June 1997, the FASB issued Statement No. 130, reporting comprehensive income (Statement 130), which establishes standards for reporting and display of comprehensive income and its components in a financial statement having the same prominence as other financial statements. Statement 130 is effective for years beginning after December 15, 1997 (Fiscal Year 1999 for the
               Company). During the nine months ended July 31, 1999 and 2000, the Company had no components considered to be other comprehensive income.

(2) INVENTORY

      Inventory at July 31, 1999 and 2000 consists of the following:

                                              1999        2000
                                           ----------  ----------
      Raw materials                        $ 131,358   $ 127,687
      Work in process                        116,313      99,508
      Finished goods                         131,044     296,567
                                           ----------  ----------
                                           $ 378,715   $ 523,762
                                           ==========  ==========

(3) ACCRUED EXPENSES

      Accrued expenses consisted of the following at July 31, 1999 and 2000:

                                               1999      2000
                                           ----------  ----------
      Accrued warranty expense             $ 174,246   $  78,038
      Other accrued expenses .                27,658      57,380
                                           ----------  ----------
                                           $ 201,904   $ 135,418
                                           ==========  ==========

(4) SHORT-TERM BORROWINGS

     On December 22, 1999, the Company entered into a short-term factoring arrangement providing for advances of up to $300,000 based on 80% of selected accounts receivable factored under the agreement on a recourse basis. The Company is charged a factoring fee of 1% on each advance, plus 2% per month on advances outstanding. In addition, the minimum fee charged per month is 1% of the factoring plan, or $3,000, during the life of the agreement, which is for six months and automatically renewable for additional six month terms, unless terminated by the Company with a 30-day notice. The Company's obligations are collateralized by all of the Company's accounts receivable, inventory, and equipment.

(5) NOTES PAYABLE

     On March 27, 2000, Pro Tech Communications, Inc. received a loan of $150,000 from Westek Communications. The loan has an 8.5% interest rate payable when the loan is due. The term of this loan is for one year and due March 27, 2001.

     On June 6, 2000, Pro Tech Communications, Inc. received a loan of $100,000 from Balmore, S.A. The maturity of the loan is ninety days, or due September 1, 2000. The loan has a 10% interest rate from the maturity date until the loan is paid in full.

     On June 7, 2000, Pro Tech Communications, Inc. received a loan of $100,000 from Austost Anstalt Schaan. The maturity of the loan is ninety days, or due September 1, 2000. The loan has a 10% interest rate from the maturity date until the loan is paid in full.

     On July 6, 2000, Pro Tech Communications, Inc. received a loan of $99,975 from Zakeni Limited. The maturity of the loan is ninety days, or due October 1, 2000. The loan has a 10% interest rate from the maturity date until the loan is paid in full.

(6) SUBSEQUENT EVENT

Subject to the completion of certain closing conditions, on September 13, 2000, Pro Tech Communications, Inc., and NCT Hearing Products, Inc. ("NCT") entered into a stock purchase agreement and a license agreement, pursuant to which Pro Tech Communications, Inc. has agreed to issue to NCT approximately 22.5 million shares of the common stock of Pro Tech Communications, Inc., representing 60% of its outstanding common stock on a fully diluted basis. As consideration for the issuance of such shares, NCT granted Pro Tech Communications, Inc. an exclusive license to use certain intellectual property of NCT in connection with the telephone headset products of Pro Tech Communications, Inc. As part of the transaction, three representatives of NCT will be appointed to the Board of Directors of Pro Tech Communications, Inc., thereby giving NCT control of the five-person Board of Directors of Pro Tech Communications, Inc.

UNDERTAKINGS

      (a)   Rule 415 Offering.  Registrant hereby undertakes:

            (1) To file, during any period in which offers securities or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) adopted under the Securities Act if, in the aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

            (2) That, for determining liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement of the securities offered herein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering.

            (3) To file a post-effective amendment to remove from registration any of the securities being registered that remain unsold at the end of the offering.

      (h) Request for acceleration of effective date. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of competent jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on this 3rd day of November, 2000.

                                          PRO TECH COMMUNICATIONS, INC.
                                          -----------------------------
                                                (REGISTRANT)

                                          BY:   /s/ RICHARD HENNESSEY
                                                -------------------------------
                                              RICHARD HENNESSEY, PRESIDENT

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

  Signature                 Capacity                     Date
 ----------------------------------------------------------------------

 /s/ RICHARD HENNESSEY   Director, Secretary and       November 3, 2000
 ----------------------- President
     Richard Hennessey


 /s/ KEITH LARKIN        Chief Executive Officer,      November 3, 2000
 ----------------------- Treasurer and Chairman of
     Keith Larkin        the Board (Principal
                         Executive, Financial and
                         Accounting Officer)


 /s/ MICHAEL J. PARRELLA        Director               November 3, 2000
 -----------------------
     Michael J. Parrella


 /s/ CY E. HAMMOND              Director               November 3, 2000
 ------------------------
     Cy E. Hammond


 /s/ IRENE LEBOVICS             Director               November 3, 2000
 ------------------------
     Irene Lebovics